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04024906

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Royal Nedlloyd NV

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 10576 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 5/7/04

82-4056

Nedlloyd

AR/S
12-31-03

JAARVERSLAG
KONINKLIJKE
NEDLLOYD N.V.

ANNUAL REPORT
ROYAL
NEDLLOYD N.V.

2003

Nedlloyd

JAARVERSLAG
KONINKLIJKE
NEDLLOYD N.V.

ANNUAL REPORT
ROYAL
NEDLLOYD N.V.

2003

PROFIEL

Koninklijke Nedlloyd N.V. is een in Rotterdam gevestigde houdstermaatschappij, met een 50% belang in P&O Nedlloyd. Met een omzet over 2003 van US $ 5,5 mrd is P&O Nedlloyd een van de grootste containerrederijen ter wereld. Tevens heeft Koninklijke Nedlloyd een 50% belang in luchtvaartmaatschappij Martinair Holland.

De aandelen van de vennootschap zijn genoteerd aan de effectenbeurs van Amsterdam, Euronext Amsterdam. Zij zijn eveneens verhandelbaar in de Verenigde Staten van Amerika in de vorm van sponsored ADR's (American Depositary Receipts).

MISSIE

Koninklijke Nedlloyd N.V. stelt zich ten doel haar aandeelhouders rechtstreeks te laten deelnemen in het aandelenkapitaal van P&O Nedlloyd door middel van een beursnotering van P&O Nedlloyd.

BELANGRIJKE DATA

2004	Publicatie jaarresultaat 2003	4 maart
	Buitengewone Algemene Vergadering van Aandeelhouders	23 maart
	Algemene Vergadering van Aandeelhouders	6 mei
	Publicatie resultaat eerste kwartaal	6 mei
	Publicatie resultaat eerste halfjaar	12 augustus
	Publicatie resultaat derde kwartaal	11 november
2005	Nog niet vastgesteld	

Dit jaarverslag is ook beschikbaar op internet: www.nedlloyd.com

PROFILE

Royal Nedlloyd N.V. is an international holding company with headquarters in Rotterdam. Its holdings include a 50% interest in P&O Nedlloyd. With 2003 turnover of US $ 5.5 billion, P&O Nedlloyd is among the largest container shipping companies in the world. In addition, Royal Nedlloyd has a 50% interest in the airline company Martinair Holland.

The Company's shares are listed on Euronext Amsterdam. They can also be traded in the United States of America in the form of sponsored ADRs (American Depositary Receipts).

MISSION

Royal Nedlloyd's aim is to secure for its shareholders direct participation in P&O Nedlloyd's share capital by means of a stock exchange listing of P&O Nedlloyd.

KEY DATES

2004	Publication of the results for the year 2003	4 March
	Extraordinary General Meeting of Shareholders	23 March
	General Meeting of Shareholders	6 May
	Publication first-quarter results	6 May
	Publication half-year results	12 August
	Publication third-quarter results	11 November
2005	To be confirmed	

This Annual Report will also be published on the internet: www.nedlloyd.com

The English report is a translation of the original in the Dutch language.
In matters of interpretation the Dutch text will prevail.

INHOUDSOPGAVE

CONTENTS

GENERAL

REPORT OF THE EXECUTIVE BOARD

FINANCIAL STATEMENTS

OTHER INFORMATION

MISCELLANEOUS

KENGETALLEN NEDLLOYD

		2003	2002
CIJFERS JAARREKENING (x € 1 MLN)	Bedrijfsresultaat	**0**	– 4
	Aandeel in resultaat joint venture P&O Nedlloyd	**4**	– 162
	Aandeel in resultaat 50% belang in Martinair	**5**	2
	Rentebaten	**2**	4
	Resultaat uit gewone bedrijfsuitoefening voor belastingen	**11**	– 160
	Belastingen	**–**	–
	Nettoresultaat	**11**	– 160
	Eigen vermogen	**682**	784
	Groepsvermogen	**682**	784
	Werkzaam vermogen	**636**	722
	Investeringen in materiële vaste activa	**0**	0
	Afschrijvingen	**0**	0
GEGEVENS PER UITSTAAND GEWOON AANDEEL (x € 1)	Resultaat uit gewone bedrijfsuitoefening voor belastingen	**0,52**	– 7,52
	Nettoresultaat	**0,52**	– 7,52
	Resultaat uit gewone bedrijfsuitoefening voor belastingen en na verwatering	**0,52**	– 7,52
	Nettoresultaat na verwatering	**0,52**	– 7,52
	Dividend	**1,00**	1,00
	Eigen vermogen	**31,98**	36,77
	Gemiddeld aantal uitstaande gewone aandelen (x 1.000)	**21.323**	21.277
	Gemiddeld aantal uitstaande gewone aandelen na verwatering (x 1.000)	**21.323**	21.277
RATIO'S (IN %)	Resultaat uit gewone bedrijfsuitoefening voor belastingen / gemiddeld eigen vermogen	**1,5**	– 17,1
	Nettoresultaat / gemiddeld eigen vermogen	**1,5**	– 17,1
	Groepsvermogen / balanstotaal	**94,6**	93,4
PERSONEEL *	Gemiddeld aantal personeelsleden	**25**	49
	Aantal personeelsleden ultimo	**23**	27
	Waarvan in Nederland	**22**	26

* Inclusief Nedlloyd Interne Dienst B.V.

Voor definities zie blz. 87.

KEY FIGURES NEDLLOYD

		2003	2002
FINANCIAL STATEMENTS (x € 1 MILLION)	Operating result	**0**	– 4
	Share in result of joint venture P&O Nedlloyd	**4**	– 162
	Share in result 50% interest in Martinair	**5**	2
	Interest income	**2**	4
	Result on ordinary activities before taxation	**11**	– 160
	Taxation	**–**	–
	Net result	**11**	– 160
	Shareholders' equity	**682**	784
	Group equity	**682**	784
	Capital employed	**636**	722
	Capital expenditure on tangible fixed assets	**0**	0
	Depreciation	**0**	0
DATA PER ORDINARY SHARE OUTSTANDING (x € 1)	Result on ordinary activities before taxation	**0.52**	– 7.52
	Net result	**0.52**	– 7.52
	Result on ordinary activities before taxation fully diluted	**0.52**	– 7.52
	Net result fully diluted	**0.52**	– 7.52
	Dividend	**1.00**	1.00
	Shareholders' equity	**31.98**	36.77
	Average number of ordinary shares outstanding (x 1,000)	**21,323**	21,277
	Average number of ordinary shares outstanding fully diluted (x 1,000)	**21,323**	21,277
RATIOS (IN %)	Result on ordinary activities before taxation / average shareholders' equity	**1.5**	– 17.1
	Net result / average shareholders' equity	**1.5**	– 17.1
	Group equity / balance sheet total	**94.6**	93.4
STAFF *	Average number of staff	**25**	49
	Number of staff at year end	**23**	27
	Of which in the Netherlands	**22**	26

* Inclusive Nedlloyd Interne Dienst B.V.

For definitions please refer to page 89.

KENGETALLEN PER ACTIVITEIT

(bedragen x € 1 mln)

		2003	2002
ZEESCHEEPVAART	Aandeel in resultaat joint venture P&O Nedlloyd	**4**	– 162
	Boekwaarde aandeel joint venture P&O Nedlloyd	**492**	580
OVERIGE ACTIVITEITEN	Aandeel in resultaat Martinair	**5**	2
	Boekwaarde aandeel Martinair	**149**	144
	Boekwaarde overige financiële vaste activa	**0**	2



Aandeel in resultaat joint venture P&O Nedlloyd
Share in result of joint venture P&O Nedlloyd
30
20
10
0
-10
-20
-30
-40
-50
02 I
02 II
02 III
02 IV
03 I
03 II
03 III
03 IV
€ mln
€ million

Voor definities zie blz. 87.

KEY FIGURES PER ACTIVITY

(amounts in € 1 million)

		2003	2002
OCEAN SHIPPING	Share in result of joint venture P&O Nedlloyd	**4**	– 162
	Book value of share in joint venture P&O Nedlloyd	**492**	580
OTHER ACTIVITIES	Share in result of Martinair	**5**	2
	Book value of share in Martinair	**149**	144
	Book value of Other investments	**0**	2

For definitions please refer to page 89.

KENGETALLEN NEDLLOYD IN US DOLLARS

In onderstaand overzicht zijn de kengetallen uit de geconsolideerde jaarrekening van Nedlloyd, die wordt opgesteld in euro's, omgerekend in US dollars.

		2003	2002
OMREKENINGSKOERSEN EURO'S / US DOLLARS	Posten uit balans	**1,26**	1,05
	Posten uit winst- en verliesrekening en kasstroomoverzicht	**1,13**	0,94
CIJFERS JAARREKENING (x US $ 1 MLN)	Bedrijfsresultaat	**0**	– 4
	Aandeel in resultaat joint venture P&O Nedlloyd	**5**	– 152
	Aandeel in resultaat 50% belang in Martinair	**6**	2
	Rentebaten	**2**	4
	Resultaat uit gewone bedrijfsuitoefening voor belastingen	**12**	– 150
	Belastingen	**–**	–
	Nettoresultaat	**12**	– 150
	Eigen vermogen	**859**	823
	Groepsvermogen	**859**	823
	Werkzaam vermogen	**801**	758
	Investeringen in materiële vaste activa	**0**	0
	Afschrijvingen	**0**	0
IN US DOLLARS PER UITSTAAND GEWOON AANDEEL	Resultaat uit gewone bedrijfsuitoefening voor belastingen	**0,59**	– 7,07
	Nettoresultaat	**0,59**	– 7,07
	Resultaat uit gewone bedrijfsuitoefening voor belastingen en na verwatering	**0,59**	– 7,07
	Nettoresultaat na verwatering	**0,59**	– 7,07
	Dividend	**1,26**	1,05
	Eigen vermogen	**40,29**	38,61

Voor definities zie blz. 87.

KEY FIGURES NEDLLOYD IN US DOLLARS

Below we present the key figures of the consolidated financial statements of Nedlloyd, originally prepared in Euros, converted into US dollars.

		2003	2002
EURO / US DOLLAR EXCHANGE RATES	Balance sheet items	**1.26**	1.05
	Profit and loss account and cash flow statement items	**1.13**	0.94
FINANCIAL STATEMENTS (X US $ 1 MILLION)	Operating result	**0**	– 4
	Share in result of joint venture P&O Nedlloyd	**5**	– 152
	Share in result 50% interest in Martinair	**6**	2
	Interest income	**2**	4
	Result on ordinary activities before taxation	**12**	– 150
	Taxation	**–**	–
	Net result	**12**	– 150
	Shareholders' equity	**859**	823
	Group equity	**859**	823
	Capital employed	**801**	758
	Capital expenditure on tangible fixed assets	**0**	0
	Depreciation	**0**	0
DATA PER ORDINARY SHARE OUTSTANDING (US $ 1)	Result on ordinary activities before taxation	**0.59**	– 7.07
	Net result	**0.59**	– 7.07
	Result on ordinary activities before taxation fully diluted	**0.59**	– 7.07
	Net result fully diluted	**0.59**	– 7.07
	Dividend	**1.26**	1.05
	Shareholders' equity	**40.29**	38.61

For definitions please refer to page 89.

BERICHT VAN DE RAAD VAN COMMISSARISSEN

JAARREKENING EN DIVIDENDVOORSTEL

In het voorliggende jaarverslag van de vennootschap over 2003 is de jaarrekening opgenomen. Deze is door de Raad van Bestuur opgemaakt en door ons, na bespreking met de externe accountant KPMG Accountants N.V., op 3 maart 2004 vastgesteld. De accountantsverklaring is opgenomen op pagina 74 van het verslag.

Het boekjaar 2003 is met een winst van € 11 miljoen afgesloten.

Aandeelhouders zal bij gelegenheid van een op 23 maart 2004 plaats te vinden Buitengewone Algemene Vergadering van Aandeelhouders een uitkering ten laste van de reserves worden voorgesteld van € 1 per aandeel. Deze dividenduitkering komt in plaats van het dividend ten laste van de winst over 2003 en zal, indien goedgekeurd, betaalbaar worden gesteld op 31 maart 2004. Omdat het dividend zal vervallen voordat een claimemissie en een emissie aan The Peninsular and Oriental Steam Navigation Company ("P&O") zullen plaatsvinden, zal het geheel ten goede komen aan de bestaande aandeelhouders.

TRANSACTIE INZAKE P&O NEDLLOYD

De Raad van Commissarissen heeft zich in de eerste helft van het verslagjaar geconcentreerd op de door P&O Nedlloyd te nemen maatregelen om na de teleurstellende gang van zaken in het boekjaar 2002 het tij te keren. Eerste prioriteit was de onderneming zo snel mogelijk in een winstgevende positie terug te brengen. Wij hebben ons bemoeid met het streven het management over P&O Nedlloyd op grotere afstand van de beide aandeelhouders te brengen. Voorts is Philip Green benoemd tot Chief Executive Officer van P&O Nedlloyd. Door de verbeterende marktpositie, de stijgende resultaten en het oplopen van de beurskoers tot dicht bij de boekwaarde van de activa, kwam in 2003 de mogelijkheid van een 'reverse listing' opnieuw in zicht. In lijn met de strategische doelstelling van Koninklijke Nedlloyd hebben wij ons tezamen met P&O vanaf dat moment beziggehouden met mogelijke strategische stappen met betrekking tot P&O Nedlloyd, zowel inzake mogelijke transacties met derden als inzake de mogelijke beursnotering van P&O Nedlloyd. Inzake strategische transacties met derden kon geen wezenlijke voortgang worden geboekt, wat wel het geval was met het dossier 'reverse listing', waarop beide aandeelhouders elkaar in het vierde kwartaal wisten te naderen. Wij zijn dan ook verheugd dat onlangs de beursnotering van P&O Nedlloyd via Koninklijke Nedlloyd kon worden aangekondigd. Naar onze mening is deze transactie in het belang van aandeelhouders en alle andere bij de onderneming betrokkenen.

De aard en inhoud van deze transactie wordt in een aandeelhouders informatiememorandum, dat als toelichting zal fungeren bij de agenda voor een op 23 maart 2004 te houden Buitengewone Algemene Vergadering van Aandeelhouders, uiteengezet. In het kader van de plaats te vinden openbare claimemissie zal deze informatie tevens zijn opgenomen in een uit te geven prospectus. De Raad stelt zich nadrukkelijk achter de door de Raad van Bestuur aan de aandeelhouders voor te leggen plannen met betrekking tot de verwezenlijking van de transactie met P&O en de daaraan voorafgaande claimemissie.

De onder de claimemissie uit te geven en aan te bieden claimrechten en aandelen zijn, noch zulllen worden geregistreerd onder de US Securities Act van 1933 (De "Securities Act") en mogen niet worden aangeboden of verkocht in de United States zonder registratie of een toepasselijke ontheffing van de registratievereisten van de Securities Act.

Realisering van de transactie zal belangrijke gevolgen hebben voor de structuur en organisatie van de vennootschap en haar onderneming en haar corporate governance systemen. Behalve in voormeld aandeelhouders informatiememorandum en prospectus worden deze wijzigingen toegelicht in een afzonderlijk in dit jaarverslag op pagina 26 opgenomen hoofdstuk Corporate Governance.
Wij wijzen er op dat de vennootschap een one-tier Boardstructuur zal krijgen. Dit sluit aan bij de binnen P&O Nedlloyd reeds gangbare governance. De nieuwe Board zal een internationale samenstelling hebben.

REPORT OF THE SUPERVISORY BOARD

FINANCIAL STATEMENTS AND DIVIDEND PROPOSAL

Royal Nedlloyd N.V.'s 2003 Annual Report presents the Company's financial statements as prepared by the Executive Board. We adopted these on 3 March 2004, after having discussed them with the external auditors KPMG Accountants N.V. The Auditors' Report issued by KPMG Accountants N.V. is set forth on page 75 of this Report.

Royal Nedlloyd ended the financial year 2003 with a profit of € 11 million.

At the Extraordinary General Meeting of Shareholders on 23 March 2004, it will be proposed that shareholders receive a payment of € 1 per share, to be charged against the shareholders' reserve account. This dividend is in place of a distribution in relation to the result for the year 2003, and will, if approved, be made payable on 31 March 2004. Because the dividend will be distributed prior to the Rights Offering and a share issue to The Peninsular and Oriental Steam Navigation Company ("P&O") taking place, the dividend will go entirely to the existing shareholders of Royal Nedlloyd.

P&O NEDLLOYD TRANSACTION

In the first half of the year under review, the Supervisory Board focused on measures to be taken by P&O Nedlloyd in order to turn the tide after the disappointing course of events in the financial year 2002. Our first priority was to bring the Company back to profitability as soon as possible. We have also sought to distance the management of P&O Nedlloyd from both of its shareholders. Furthermore Philip Green was appointed Chief Executive Officer of P&O Nedlloyd. With P&O Nedlloyd's improving market position and financial results, together with the sharp increase in Nedlloyd's share price that brought the Company's stock market valuation closer to the book value of the assets, the prospects for achieving a 'reverse listing' strengthened materially in 2003. In line with the strategic objectives of Royal Nedlloyd, we, together with P&O have pursued discussions on strategic steps with regard to P&O Nedlloyd. A number of possibilities were considered, including opportunities for transactions with third parties as well as a potential independent listing of P&O Nedlloyd. No substantial progress could be achieved with regard to strategic transactions with third parties. Contrary thereto in discussions regarding the "reverse listing" the two shareholders managed to find common ground in the fourth quarter of 2003. We are pleased with the recent announcement regarding P&O Nedlloyd's listing through Royal Nedlloyd. In our opinion, this transaction is in the interest of the shareholders and all other stakeholders.

The details and implications of this transaction are explained in a shareholder information memorandum, which will serve as a note to the agenda for the Extraordinary General Meeting of Shareholders to be held on 23 March 2004. Within the framework of the Rights Offering, this information will also be contained in a prospectus. The Board expressly supports the proposals that the Executive Board will present to the shareholders with regard to the transaction with P&O, including the issue of the Rights Offering.

The rights being issued and the shares being offered have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the realisation requirements of the Securities Act.

The transaction will result in significant changes to the structure and organisation of the Company, as well as its management and corporate governance. In addition to the afore-mentioned shareholder information memorandum and prospectus, these alterations are illustrated on page 27 in the chapter on Corporate Governance, separately presented in this annual report. We note that the Company will move to a one-tier Board structure in line with P&O Nedlloyd's existing corporate governance structure. The new Board will consist of members of varying nationalities.

De prioriteitsaandelen en de mogelijkheid van uitgifte van preferente beschermingsaandelen worden geschrapt. In de nieuwe situatie ontstaat de mogelijkheid van ontheffing van de verplichtingen van het structuurregime. Hiervan wordt gebruikgemaakt.

Vergaderingen van de Raad van Commissarissen

In het afgelopen jaar is de Raad zeven keer met de Raad van Bestuur bijeen geweest. Buiten aanwezigheid van de Raad van Bestuur werd aandacht besteed aan het functioneren van beide raden, afzonderlijk zowel als tezamen.
Zoals hierboven deels reeds gemeld, heeft de Raad zich gedurende het verslagjaar intensief beziggehouden met zowel de – aanvang 2003 verlieslatende – gang van zaken bij P&O Nedlloyd als met de strategische opties voor P&O Nedlloyd en Martinair. De Raad heeft zich uitvoerig laten voorlichten over de in het Audit Committee van P&O Nedlloyd besproken onderwerpen, waarvan tweemaal in het bijzijn van de externe accountant van de vennootschap.

Subcommittees uit de Raad van Commissarissen

De werkzaamheden van het Audit Committee en de Benoemingscommissie waren samengevoegd met die van de voltallige Raad van Commissarissen. Na realisering van de voornoemde transactie zullen Nomination, Audit en Remuneration Committees worden ingesteld alsmede een Finance Committee.

Vacature Raad van Commissarissen

De benoemingstermijn van Neelie Kroes verstrijkt per de datum van de Algemene Vergadering van Aandeelhouders op 6 mei 2004. In de verwachting dat aandeelhouders op de op 23 maart 2004 te houden Buitengewone Algemene Vergadering van Aandeelhouders het voorstel tot het aangaan van een transactie met P&O en de daarmee verbandhoudende wijziging van de statuten van de vennootschap, ondermeer inhoudende introductie van een one-tier Board en de samenstelling van deze Board, goedkeuren, zijn geen stappen ondernomen in deze vacature te voorzien. Gezien de ervaring, deskundigheid en internationale oriëntatie van Neelie Kroes wordt zij, ondanks dat zij gedurende twaalf jaar commissaris is geweest, voorgedragen als non-executive director van deze one-tier Board. Ook Andrew Land (voorzitter) en Haddo Meijer worden voorgedragen als non-executive director. De Commissie van Aandeelhouders is hierover geïnformeerd.

De nieuwe structuur houdt in dat wij afscheid zullen nemen van onze commissarissen Leo Berndsen en Henk van Wijk. Wij zijn Leo Berndsen zeer dankbaar voor de cruciale rol die hij in het afgelopen decennium heeft gespeeld in de strategische ontwikkelingen bij Nedlloyd. Hierbij denken wij ook aan zijn steun en inbreng bij de beursgang van P&O Nedlloyd. Ook Henk van Wijk danken wij voor de door hem ingebrachte deskundigheid, inzet en betrokkenheid.

Sedert 27 november 2003 heeft de vennootschap niet langer een Ondernemingsraad wegens het sterk aantal afgenomen werknemers.

Bezoldiging leden Raad van Commissarissen

De bezoldiging van de leden van de Raad van Commissarissen wordt vastgesteld door de Algemene Vergadering van Aandeelhouders, hetgeen laatstelijk is geschied in de vergadering van 8 mei 2002. Na de voorgenomen statutenwijziging zal het beloningsbeleid van executive en non-executive directors eveneens moeten worden vastgesteld door de Algemene Vergadering van Aandeelhouders. Teneinde de nieuwe Board in de gelegenheid te stellen dit beleid, na verkregen advies van het Remuneration Committee, te formuleren, zal dit beleid in de in 2005 te houden Algemene Vergadering van Aandeelhouders worden besproken. De bezoldiging van ieder der (non-)executive directors zal vanaf 2005, binnen het door de Algemene Vergadering van Aandeelhouders vast te stellen bezoldigingsbeleid, op voorstel van het Remuneration Committee worden vastgesteld door de Board.

The priority shares and the ability to issue protective preference shares will be abolished. With the changed state of affairs Nedlloyd is permitted to waive the obligations of the Dutch "structure regime". The Company has decided to take this opportunity.

MEETINGS OF THE SUPERVISORY BOARD

During the past year we met with the Executive Board seven times. The Supervisory Board, independently of the Executive Board, reviewed the way both Boards function, separately as well as jointly.

As already mentioned above, the Board throughout the year under review intensively monitored the state of affairs at P&O Nedlloyd – which was loss-making at the start of 2003 – as well as the strategic options for P&O Nedlloyd and Martinair. The Board itself was counselled comprehensively on the items discussed by the Audit Committee of P&O Nedlloyd, twice in the presence of the Company's external auditor.

SUBCOMMITTEES FROM THE SUPERVISORY BOARD

The activities of the Audit Committee as the Appointment Committee are integrated with the entire Supervisory Board. After execution of the afore-mentioned transaction a Nomination, an Audit and a Remuneration Committee will be established. A Finance Committee will also be established.

VACANCY ON THE SUPERVISORY BOARD

The term of appointment of Mrs Neelie Kroes expires on the date of the General Meeting of Shareholders on 6 May 2004. No steps have been taken to fill this vacancy on the assumption that shareholders will approve the proposals at the Extraordinary General Meeting of Shareholders on 23 March 2004 to enter into a transaction with P&O and amend the Company's Articles of Association with regard to the introduction of a one-tier Board and the composition of this Board. Notwithstanding the fact that Mrs Neelie Kroes has been a member of the Supervisory Board for twelve years, considering her experience, knowledge and international perspective, she will together with Andrew Land (Chairman) and Haddo Meijer be nominated as a non-executive director of this one-tier Board.

With the new structure, Messrs Leo Berndsen and Henk van Wijk will step down as members of the Supervisory Board. We are very grateful to Leo Berndsen for the crucial role he played during the last decade in the strategic development regarding Nedlloyd. In particular we would like to cite his contributions to the listing of P&O Nedlloyd. We would also like to thank Henk van Wijk for his expertise, efforts and commitment.

Since 27 November 2003 the Company's Works Council ceased to exist, in view of the reduced staff number.

REMUNERATION OF THE MEMBERS OF THE SUPERVISORY BOARD

The Remuneration of the Members of the Supervisory Board is determined by the General Meeting of Shareholders. This was last done at the meeting of 8 May 2002. After the intended amendment to the Articles of Association, the remuneration policy of the executive and non-executive directors will also have to be determined by the General Meeting of Shareholders. After receiving the recommendation of the Remuneration Committee, the new Board will discuss the newly formulated policy with the General Meeting of Shareholders in 2005. Within the framework of the general remuneration policy approved by the General Meeting of Shareholders, the remuneration of each of the non-executive directors will, from 2005, be determined by the Board as proposed by the Remuneration Committee.

Tengevolge van de verwerving van alle aandelen in P&O Nedlloyd worden de non-executive directors directer betrokken bij de onderneming van P&O Nedlloyd en tengevolge van het one-tier Boardkarakter krijgen zij een zwaardere verantwoordelijkheid met een daarbij samenhangende uitbreiding van hun takenpakket. Als gevolg van deze sterk gewijzigde situatie zal hun bezoldiging in overeenstemming met het internationaal voor one-tier Board gebruikelijke niveau worden gebracht. Eveneens in lijn met de internationale praktijk hebben wij goedgekeurd dat in nieuwe statuten een vrijwaringsbepaling ten behoeve van directors wordt opgenomen.

De benoemingstermijn voor leden van de Board zal maximaal drie jaar zijn met de mogelijkheid van herbenoeming. Een schema van aftreden zal worden opgesteld.

COMMISSIE VAN AANDEELHOUDERS

Het verslag van de Commissie van Aandeelhouders is opgenomen op pagina 84.

CORPORATE GOVERNANCE

De Raad van Commissarissen heeft met belangstelling kennis genomen van de Nederlandse corporate governance code van de Commissie Tabaksblat. De Raad onderschrijft de Code en is van mening dat de nieuwe corporate governance structuur, zoals deze na de realisatie van de transactie inzake P&O Nedlloyd zal luiden, goed aansluit op de beginselen van de Code. Gaarne verwijzen wij nogmaals naar het afzonderlijk in het jaarverslag op pagina 26 opgenomen hoofdstuk Corporate Governance, waarin onze visie op het toekomstig corporate governance beleid is uiteengezet.

De Raad van Commissarissen spreekt zijn waardering uit voor de door de Raad van Bestuur en de medewerkers getoonde inzet om de 'reverse listing' binnen bereik te brengen en Nedlloyd weer winstgevend te doen zijn.

Rotterdam, 23 maart 2004

A.H. Land, voorzitter
L.J.M. Berndsen, ondervoorzitter
Mw N. Kroes
H.B. van Wijk

With the major changes brought on by the transaction, the non-executive directors will be tasked with the close oversight of P&O Nedlloyd. Owing to the nature of a one-tier Board structure, their accountability will be increased and their job responsibilities will expand. In view of this, their remuneration will be brought in line with international levels appropriate for one-tier Board directorships.
Likewise, in line with international practice, we approved an indemnification provision on behalf of directors to be included in the new Articles of Association.

The term of appointment for members of the Board will be up to a maximum of three years, with the possibility of reappointment. A resignation schedule will be drawn up.

COMMITTEE OF SHAREHOLDERS

The Report of the Committee of Shareholders is set forth on page 85.

CORPORATE GOVERNANCE

With interest the Supervisory Board has taken note of the Dutch corporate governance code recommendations of the Tabaksblat Committee. The Supervisory Board subscribes to the Code and takes the view that the new corporate governance structure, as it will stand after the execution of the P&O Nedlloyd transaction, fits well with the Code. Again we are pleased to refer to the separate chapter on Corporate Governance included in the annual report on page 27, which sets forth our view on future corporate governance policy.

The Supervisory Board expresses its appreciation for the effort undertaken by the Executive Board and company staff for bringing about the 'reverse listing' and returning Nedlloyd to profitability.

Rotterdam, 23 March 2004

A.H. Land, Chairman
L.J.M. Berndsen, Deputy Chairman
Mrs N. Kroes
H.B. van Wijk

PERSONALIA

BESCHERMHEER

Z.K.H. Prins Bernhard der Nederlanden

RAAD VAN COMMISSARISSEN

A.H. Land (64), voorzitter
L.J.M. Berndsen, ondervoorzitter (61)
Mw N. Kroes (62)
H.B. van Wijk (60)

COMMISSIES UIT DE RAAD VAN COMMISSARISSEN

Remuneratiecommissie
A.H. Land, voorzitter
L.J.M. Berndsen

Het Audit Committee en de Benoemingscommissie zijn momenteel geïntegreerd in de voltallige Raad van Commissarissen.

RAAD VAN BESTUUR

H.H. Meijer (60)

STAFDIRECTEUREN

R.E. van Meurs (59)
P.V.B. Zwolsman (55)

BOARD OF DIRECTORS JOINT VENTURE P&O NEDLLOYD

The Lord Sterling of Plaistow (69), Co-Chairman
L.J.M. Berndsen (61), Co-Chairman
P.N. Green (50), Chief Executive Officer
Mw N. Kroes (62)
N.L. Luff (36)
H.H. Meijer (60)
R.P.M. van Slobbe (51)
B.M.V. Williams (57)
R.B. Woods (57)

PERSONALIA LEDEN RAAD VAN COMMISSARISSEN

A.H. Land (64), Canadees, voorzitter.
Lid van de Raad van Commissarissen sedert 1993.
Huidige termijn tot 2005.
Voormalig voorzitter Raad van Bestuur Hagemeyer (1985 - 1999).
Lid Raad van Commissarissen Aalberts Industries*, HAL Holding en Wavin.

L.J.M. Berndsen (61), Nederlander, ondervoorzitter.
Lid van de Raad van Commissarissen sedert 2002.
Huidige termijn tot 2006.
Co-Chairman P&O Nedlloyd Container Line.
Voormalig voorzitter Raad van Bestuur Koninklijke Nedlloyd.
Voorzitter Raad van Commissarissen Corus Nederland.
Lid Raad van Commissarissen Rabobank Nederland, Stichting Nederlandse Staatsloterij.

Mw N. Kroes (62), Nederlandse.
Lid van de Raad van Commissarissen sedert 1992.
Huidige termijn tot 2004.
Non-executive board member P&O Nedlloyd Container Line.
Voormalig Minister van Verkeer en Waterstaat en voormalig lid van de Tweede Kamer der Staten Generaal.
Voorzitter Raad van Commissarissen MeyerMonitor.
Lid Raad van Commissarissen Ballast Nedam*, Corio*, Lucent Technologies Nederland, Nederlandse Spoorwegen, New Skies Satellites*, Volvo Group en Thales Group.
Non-executive board member mmO_2.
Lid Board of Trustees Prologis Int.

H.B. van Wijk (60), Nederlander.
Lid van de Raad van Commissarissen sedert 2002.
Huidige termijn tot 2006.
Voormalig lid Raad van Bestuur Aegon.
Lid Raad van Commissarissen Rodamco Europe*.

*= Nederlandse beursgenoteerde onderneming.

Situatie per 23 maart 2004.

THE BOARDS

PATRON	H.R.H. Prince Bernhard of The Netherlands
SUPERVISORY BOARD	A.H. Land (64), Chairman L.J.M. Berndsen (61), Deputy Chairman Mrs N. Kroes (62) H.B. van Wijk (60)
COMMITTEES FROM THE SUPERVISORY BOARD	*Remuneration Committee* A.H. Land, Chairman L.J.M. Berndsen Both the Audit Committee and the Appointment Committee are presently integrated with the entire Supervisory Board.
EXECUTIVE BOARD	H.H. Meijer (60)
MANAGING DIRECTORS OF STAFF DEPARTMENTS	R. E.van Meurs (59) P.V.B. Zwolsman (55)
BOARD OF DIRECTORS JOINT VENTURE P&O NEDLLOYD	The Lord Sterling of Plaistow (69), Co-Chairman L.J.M. Berndsen (61), Co-Chairman P.N.Green (50), Chief Executive Officer Mrs N. Kroes (62) N.L. Luff (36) H.H. Meijer (60) R.P.M. van Slobbe (51) B.M.V. Williams (57) R.B. Woods (57)

*= Dutch listed company.

Situation as at 23 March 2004.

DETAILS OF MEMBERS OF THE SUPERVISORY BOARD

A.H. Land (64), Canadian, Chairman.
Member of the Supervisory Board since 1993.
Current term up to 2005.
Former Chairman of the Executive Board of Hagemeyer (1985 – 1999).
Member of the Supervisory Boards of Aalberts Industries*, HAL Holding and Wavin.

L.J.M. Berndsen (61), Dutch, Deputy Chairman.
Member of the Supervisory Board since 2002.
Current term up to 2006.
Co-Chairman P&O Nedlloyd Container Line.
Former Chairman of the Executive Board of Royal Nedlloyd.
Chairman of the Supervisory Board of Corus Nederland.
Member of the Supervisory Boards of, Rabobank Nederland, Stichting Nederlandse Staatsloterij.

Mrs N. Kroes (62), Dutch.
Member of the Supervisory Board since 1992.
Current term up to 2004.
Non-executive board member P&O Nedlloyd Container Line.
Former Minister of Transport and Public Works and former member of the Dutch Lower House.
Chairman of the Supervisory Board of MeyerMonitor.
Member of the Supervisory Boards of Ballast Nedam*, Corio*, Lucent Technologies Nederland, Nederlandse Spoorwegen, New Skies Satellites*, Volvo Group and Thales Group.
Non-executive board member of mmO_2.
Member of the Board of Trustees Prologis Int.

H.B. van Wijk (60), Dutch.
Member of the Supervisory Board since 2002.
Current term up to 2006.
Former member of the Executive Board of Aegon.
Member of the Supervisory Board of Rodamco Europe*.

HET NEDLLOYD AANDEEL

BEURSNOTERING

De aandelen van Nedlloyd zijn genoteerd op de effectenbeurs in Amsterdam. De aandelen zijn daarnaast verhandelbaar in de Verenigde Staten van Amerika via een "sponsored" ADR-programma (American Depositary Receipts). Ons ADR-programma wordt verzorgd door J.P. Morgan Chase Bank en de ADRs worden "over-the-counter" verhandeld. Twee ADRs vertegenwoordigen één gewoon Nedlloyd aandeel.

Op Euronext Amsterdam werden tot februari 2003 opties op het Nedlloyd aandeel verhandeld. Door een te geringe omzet was een juiste prijsvorming van de opties niet meer mogelijk, hetgeen Euronext heeft doen besluiten de handel in opties Nedlloyd te bevriezen. De voorgenomen transactie inzake de aandeelhoudersstructuur van P&O Nedlloyd heeft Euronext doen besluiten, indien de transactie doorgang vindt, opties te noteren op Koninklijke P&O Nedlloyd N.V.

INDICES

Het aandeel Nedlloyd is per 1 maart 2004 opnieuw opgenomen in de Midkap-index (AMX) van Euronext Amsterdam. De terugkeer is te danken aan de toegenomen marktliquiditeit en -kapitalisatie van het aandeel. Het aandeel Nedlloyd maakt tevens onderdeel uit van de Next 150 index van Euronext.

AANDEELHOUDERSPROFIEL

Op basis van een depotonderzoek geeft de onderstaande grafiek een indicatie van de geografische spreiding van onze aandeelhoudersbasis eind 2003.

Ten opzichte van 2002 is het percentage aandelenbezit in Nederland, België en Luxemburg afgenomen ten gunste van Noorwegen en het Verenigd Koninkrijk.

De grafiek op pagina 21 geeft een verdeling van het wereldwijde aandelenbezit in Nedlloyd naar type investeerder.

Het aantal aandelen in bezit van institutionele beleggers is verder toegenomen ten koste van het aandelenbezit in particuliere handen.

De volgende aandeelhouders hebben in het kader van de Wet Melding Zeggenschap een belang van meer dan 5% in het aandelenkapitaal van Nedlloyd gemeld, zoals bekend per 3 maart 2004:

ING Groep N.V.,	Nederland	5,14%	(februari 1992)
Voltaire Fund,	Kaaiman eilanden	5,66%	(april 2002)
Kempen & Co N.V.,	Nederland	8,23%	(februari 2004)
John Fredriksen,	Noorwegen	6,70%	(maart 2004)

Daarnaast heeft de vennootschap de melding van het recht op het nemen van preferente aandelen ontvangen, zoals vermeld op bladzijde 80.

Geografische spreiding van aandeelhouders (eind 2003)
Geographic distribution of shareholders (end of 2003)



Noorwegen 16%
Norway 16%
VS 24%
USA 24%
VK 8%
UK 8%
Luxemburg 4%
Luxembourg 4%
België 17%
Belgium 17%
Overig 9%
Other 9%
Nederland 22%
Netherlands 22%

THE NEDLLOYD SHARE

LISTING

Nedlloyd's shares are listed on Euronext Amsterdam. In addition, the shares also trade over the counter in the United States of America through a "sponsored" ADR Programme (American Depositary Receipts), for which J.P. Morgan Chase Bank acts as Depositary Bank. Two ADRs represent one ordinary Nedlloyd share.

Options on Nedlloyd shares were traded on Euronext Amsterdam until February 2003. Euronext suspended trading in the Nedlloyd options as low turnover made proper price formation no longer possible.
Euronext has announced that it will allow options to be quoted on Royal P&O Nedlloyd N.V. shares upon completion of the intended transaction.

INDICES

Nedlloyd's shares were admitted again to the Midkap-index (AMX) of Euronext Amsterdam as of 1 March 2004. Their return was due to increased market liquidity and capitalisation. Nedlloyd continues to be a component of the Euronext Next 150 index.

SHAREHOLDER PROFILE

The diagram on page 20 represents an estimate of the geographic distribution of Nedlloyd's shareholders, based on an analysis of information provided by custodians at the end of 2003.

Shareholders in Norway and the United Kingdom increased their ownership in Nedlloyd compared to 2002, while shareholdings declined in The Netherlands, Belgium and Luxembourg.

The diagram below represents an analysis of Nedlloyd's global shareholder base by investor type.

The number of shares owned by institutional investors further increased at the expense of private shareholdings.

The following shareholders have reported an interest of more than 5% in Nedlloyd's share capital, under the terms of the Companies Disclosure Act, as far as is known on 3 March 2004:

ING Group N.V.,	The Netherlands	5.14%	(February 1992)
Voltaire Fund,	Cayman Islands	5.66%	(April 2002)
Kempen & Co N.V.,	The Netherlands	8.23%	(February 2004)
John Fredriksen,	Norway	6.70%	(March 2004)

Furthermore the Company has received a report of option rights to preference shares as mentioned on page 81.

Verdeling aandelenbezit naar type investeerder (eind 2003)
Global shareholder base by investor type (end of 2003)



Institutionele beleggers 84%
Institutional investors 84%
Retail 10%
Retail 10%
Clearing instituten 6%
Clearing institutes 6%

KOERSONTWIKKELING NEDLLOYD AANDEEL

In onderstaande grafiek is het koersverloop van het Nedlloyd aandeel op de Amsterdamse Effectenbeurs en de AMX-index van 2001 tot en met 2003 weergegeven.

Het jaarrendement van het Nedlloyd aandeel komt voor 2003 uit op 153,95%. De koersontwikkeling van het aandeel heeft in 2003 duidelijk afstand genomen van de ontwikkeling van de AMX-index. De verbeterde resultaten en vooruitzichten van P&O Nedlloyd hebben geleid tot een sterk gestegen koers van het aandeel in 2003.

KENMERKEN AANDELENKOERS (€ 1)

	2003		2002	
Hoogste slotkoers	**30,50**	**(03/12)**	20,35	(04/06)
Laagste slotkoers	**10,12**	**(11/03)**	11,60	(30/12)
Ultimo slotkoers	**30,49**		12,00	
Koers/winstverhouding (ultimo)	**58,63**		neg.	
Jaarrendement (in %)	**153,95**		– 19,40	

KERNGEGEVENS OVER BEURSNOTERING

	2003	2002
Geplaatst kapitaal (x 1.000)		
Aantal uitstaande gewone aandelen (ultimo)	**21.323**	21.323
Gemiddeld aantal uitstaande gewone aandelen	**21.323**	21.277
Gemiddeld aantal uitstaande gewone aandelen na verwatering	**21.323**	21.277
Gemiddelde omzet (per maand x 1.000) Aandelen Amsterdam	**2.651**	690

KERNCIJFERS PER AANDEEL (€ 1)

	2003	2002
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**0,52**	– 7,52
Nettoresultaat	**0,52**	– 7,52
Resultaat uit gewone bedrijfsuitoefening voor belastingen en na verwatering	**0,52**	– 7,52
Nettoresultaat na verwatering	**0,52**	– 7,52
Dividend	**1,00**	1,00
Dividendrendement (in %)	**3,27**	8,33
Eigen vermogen (ultimo)	**31,98**	36,77

Koersontwikkeling / Price performance Nedlloyd 2001 - 2003



Nedlloyd (euros)
30
25
20
15
10
5
0
2001
2002
2003
700
600
500
400
300
200
100
0
AMX-Price index
Nedlloyd
AMX-index

PRICE PERFORMANCE NEDLLOYD SHARE

The diagram on page 22 shows Nedlloyd's share price performance on Euronext Amsterdam over the past three years versus Amsterdam's AMX midcap index.

Nedlloyd's total return for 2003 was 153.95%. The improved financial results and prospects of P&O Nedlloyd led to a sharp increase in Nedlloyd's share price in 2003, causing the stock to outperform the AMX-index significantly.

KEY SHARE PRICE DATA (€ 1)

	2003		2002	
Highest closing price	**30.50**	**(03/12)**	20.35	(04/06)
Lowest closing price	**10.12**	**(11/03)**	11.60	(30/12)
Year-end closing price	**30.49**		12.00	
Price/earnings ratio (year end)	**58.63**		neg.	
Total return (in %)	**153.95**		– 19.40	

KEY DATA LISTING

	2003	2002
Subscribed share (x 1,000)		
Number of ordinary shares (year end)	**21,323**	21,323
Average number of ordinary shares	**21,323**	21,277
Average number of ordinary shares fully diluted	**21,323**	21,277
Average trading volume (per month x 1,000)		
Shares Amsterdam	**2,651**	690

KEY FIGURES PER SHARE (€ 1)

	2003	2002
Result on ordinary activities before taxation	**0.52**	– 7.52
Net result/earnings per share	**0.52**	– 7.52
Result on ordinary activities before taxation fully diluted	**0.52**	– 7.52
Net result fully diluted	**0.52**	– 7.52
Dividend	**1.00**	1.00
Dividend yield (in %)	**3.27**	8.33
Shareholders' equity (year end)	**31.98**	36.77

DIVIDEND

Met betrekking tot de aangekondigde transactie van 2 februari 2004 wordt een contant dividend per 31 maart 2004 van € 1 per aandeel voorgesteld. In de Buitengewone Algemene Vergadering van Aandeelhouders van 23 maart 2004 zal aandeelhouders worden voorgesteld deze uitkering ten laste van de reserves te doen plaatsvinden.

INVESTOR RELATIONS BELEID

Nedlloyd volgt een pro-actief investor relations beleid en hecht veel belang aan een directe dialoog tussen management en investeerders en andere doelgroepen, zoals financiële analisten en financiële pers.

Nedlloyd publiceert haar resultaten op kwartaalbasis. Regelmatig worden road shows, bijeenkomsten en conference calls georganiseerd voor institutionele beleggers in diverse Europese landen en de Verenigde Staten.

INTERNET

Het internet wordt als belangrijk middel gezien om de communicatie met onze doelgroepen te bevorderen. Onze website, www.nedlloyd.com, bevat veel informatie, zoals persberichten, jaarverslagen, presentaties, andere financiële informatie en een e-mailservice. Er is een Nederlandstalige en een Engelstalige versie.

COMMUNICATIEKANAAL AANDEELHOUDERS

Om directe communicatie tussen onderneming en aandeelhouders mogelijk te maken en de betrokkenheid van aandeelhouders bij de besluitvorming in vergaderingen van aandeelhouders te vergroten, neemt Nedlloyd, als één van elf initiatiefnemers, deel aan het Communicatiekanaal Aandeelhouders. Aandeelhouders kunnen zich voor het Communicatiekanaal aanmelden door contact op te nemen met de effectenadviseur of de afdeling klantenservice van hun bank. Nadere informatie is te verkrijgen via de Nedlloyd website.

Naast het versturen van informatie via het Communicatiekanaal heeft Nedlloyd in 2003 ook gebruikgemaakt van de mogelijkheid om de deelnemende aandeelhouders via het Communicatiekanaal hun stem op de algemene vergadering van aandeelhouders te laten uitbrengen, het zogenaamde "stemmen op afstand".

Contactgegevens

Investor Relations:
tel.: +31 (0)10-4006911
fax: +31 (0)10-4006828
e-mail: investor.relations@nedlloyd.com

Public Relations:
tel.: +31 (0)10-4006813
fax: +31 (0)10-4006460
e-mail: hans.drenthe@nedlloyd.com

Internet: www.nedlloyd.com

DIVIDEND

With respect to the announced transaction of 2 February 2004 a cash dividend of € 1 per share is proposed as of 31 March 2004. Shareholders will be asked to approve this payment to be charged to the reserves at the Extraordinary General Meeting of Shareholders on 23 March 2004.

INVESTOR RELATIONS POLICY

The Company maintains an active investor relations programme and attaches great importance to the direct dialogue between management and the company's shareholders and followers in the global financial community, including analysts, investors and journalists.

Nedlloyd reports its results quarterly and undertakes regular road shows, meetings, and conference calls for the benefit of its institutional followers throughout Europe and the United States.

INTERNET COMMUNICATIONS

The Internet is an important medium for improving communications with our target groups. The website, www.nedlloyd.com, provides comprehensive information, including press releases, annual reports, presentations, and other financial information, as well as an e-mail distribution service both in Dutch and English.

SHAREHOLDER COMMUNICATION CHANNEL

In order to enable direct communication between the company and shareholders and to increase participation rates and facilitate proxy voting at shareholder meetings, Royal Nedlloyd is one of the eleven founding members of the Shareholder Communication Channel. Shareholders can register with the Channel by contacting their financial adviser or the service department of their bank. Further information can be obtained from the Nedlloyd website.

In addition to sending information via the Communication Channel, in 2003 Nedlloyd also made it possible for shareholders to submit their votes on resolutions at the General Meeting of Shareholders using this channel.

Please contact:

Investor Relations:
tel: +31 (0)10-4006911
fax: +31 (0)10-4006828
e-mail: investor.relations@nedlloyd.com

Public Relations:
tel: +31 (0)10-4006813
fax: +31 (0)10-4006460
e-mail: hans.drenthe@nedlloyd.com

internet: www.nedlloyd.com

De Raad van Bestuur heeft met belangstelling kennis genomen van de Nederlandse corporate governance code (hierna: de "Code"). Hij onderschrijft dat goed ondernemerschap, waaronder begrepen integer en transparant handelen door het bestuur, alsmede goed toezicht hierop, mede inhoudende het afleggen van verantwoording over het uitgeoefende toezicht, essentiële voorwaarden zijn voor het stellen van vertrouwen in het bestuur en het toezicht door belanghebbenden.

Voor de implementatie van de Code is de transactie met P&O, waarover elders in het jaarverslag is geschreven, van groot belang. Deze transactie heeft velerlei gevolgen voor structuur en organisatie van de vennootschap en haar onderneming en haar corporate governance systeem.

Tengevolge van de transactie en de daarvan het gevolg zijnde nieuwe structuur en bestuursmodel zal de invloed van aandeelhouders aanzienlijk toenemen en zullen de beginselen van de Code versterkt en versneld worden doorgevoerd, al zal ook op enkele punten niet aan de Code (kunnen) worden voldaan. Het zal aan de leden van de nieuwe Board of Directors zijn nader invulling aan de implementatie van de Code te geven. Zij zullen daarvan rekenschap geven in het jaarverslag over het boekjaar 2004 en de in 2005 te houden Algemene Vergadering van Aandeelhouders.

De belangrijkste wijzigingen als gevolg van de transactie zijn:
De aandeelhouders krijgen meer invloed op benoeming en ontslag van de leden van de Board, omdat de structuurregeling kan en zal worden afgeschaft. Anders dan onder de structuurregeling, zullen de leden van de Board benoemd, en ontslagen, worden door de Algemene Vergadering van Aandeelhouders.

Een andere belangrijke wijziging betreft het feit dat de vennootschap na effectuering van de transactie met P&O geen beschermingsmaatregelen meer kent. De beschermingspreferente aandelen worden geschrapt en de prioriteitsaandelen zullen worden geconverteerd in gewone aandelen. Zowel de Stichting Preferente Aandelen Koninklijke Nedlloyd als de Beheerstichting Koninklijke Nedlloyd zullen worden ontbonden.

In plaats van de two-tier Boardstructuur – met zowel een Raad van Bestuur als een Raad van Commissarissen – zal de vennootschap een naar Angelsaksisch voorbeeld gemodelleerde one-tier Boardstructuur krijgen. De Board of Directors ("Board") zal in meerderheid bestaan uit non-executive directors en daarnaast uit tenminste twee executive directors, een Chief Executive Officer ("CEO") en een Chief Financial Officer ("CFO"). De executive directors zullen belast zijn met de dagelijkse gang van zaken binnen de onderneming terwijl de non-executive directors toezicht zullen houden op de executive directors. Dit bestuursmodel sluit goed aan bij de uitgesproken internationale oriëntatie van de nieuwe onderneming.

Zoals hiervoor reeds aangegeven, onderschrijft de Raad van Bestuur de principes en "best practice" bepalingen uit de Code, maar is het aan de nieuwe Board om het beleid ten aanzien van de naleving daarvan te definiëren.

CORPORATE GOVERNANCE

The Executive Board notes with interest the publication of the new Dutch corporate governance code (hereafter called "the Code"). The Board endorses the viewpoint that good business practices, including sound and transparent Board proceedings, clear oversight and public accountability, are vital conditions for safeguarding shareholders' trust in the Board and the oversight by shareholders.

The transaction with P&O, described elsewhere in the annual report, has important consequences for the implementation of the Code and has many implications for the structure and organisation of the Company and its management and corporate governance structure.

As a result of the transaction and the ensuing new Board and Management structure, shareholders will gain substantially more power and the principles of the Code will be enacted and implemented more rapidly. The Company cannot or will not comply with all items of the Code. It will be up to the members of the new Board of Directors to give further interpretation to the implementation of the Code. They will account for this in the annual report of the financial year 2004 and the General Meeting of Shareholders in 2005.

The major changes resulting from the transaction are as follows:
Because the Company's structure regime can and will be abolished, the power of the shareholders to appoint and discharge members of the Board will increase. In contrast to a structure regime Company, the members of the Board will be appointed and discharged by the General Meeting of Shareholders.

Another major change following the transaction will be the elimination of the Company's anti-takeover protection mechanisms. The ability to issue protective preference shares will be removed and the priority shares will be converted into ordinary shares. Both the "Stichting Preferente Aandelen Koninklijke Nedlloyd" and the "Beheerstichting Koninklijke Nedlloyd" will be liquidated.

The Company's two-tier Board structure comprised of both an Executive and a Supervisory Board will be replaced by a one-tier Board structure fashioned after the Anglo-Saxon model. The Board of Directors ("Board") will have a majority of non-executive directors and furthermore at least two executive directors, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"). The executive directors will be charged with the day-to-day management of the Company, while the non-executive directors will oversee the executive directors. This Board structure fits well with the international character of the new Company.

As indicated above, the Executive Board subscribes to the principles and best practice provisions in the Code. However, it will be up to the new Board to further specify policies in regard to compliance.

VERSLAG VAN DE RAAD VAN BESTUUR

KONINKLIJKE NEDLLOYD N.V.

STRATEGIE

De beursnotering van P&O Nedlloyd, daarbij al of niet gebruikmakend van de notering van Koninklijke Nedlloyd N.V., hebben wij steeds gezien als middel om aandeelhouderswaarde te genereren.
Vooraleer overeenstemming kon worden bereikt over de 'reverse listing' hebben wij, samen met onze partner P&O gekeken naar strategische transacties in de containerscheepvaartindustrie, maar op dit gebied kon geen wezenlijke vooruitgang worden geboekt.

De overeenstemming over de beursgang van P&O Nedlloyd die wij met onze partner P&O hebben bereikt, werd vooral mogelijk gemaakt door de opgang in de containerscheepvaartmarkt en de daarmee gepaard gaande sterke stijging van de beurskoers van Nedlloyd en door het gunstige klimaat in de kapitaalmarkt voor deze transactie.
Wij zijn onze aandeelhouders erkentelijk voor het door hen in ons gestelde vertrouwen dat onze strategie tot deze stap zou leiden.

De sterke verbetering van de beurskoers weerspiegelt het resultaatsherstel van P&O Nedlloyd in de tweede helft van 2003 en de gunstige vooruitzichten voor de naaste toekomst in de containerscheepvaart in het algemeen en voor P&O Nedlloyd in het bijzonder, vanwege de grote voordelen die zullen voortvloeien uit de voltooiing van de invoering eind 2005 van nieuwe bedrijfs- en managementinformatiesystemen die zullen leiden tot een betere beheersing van de kwaliteit van de dienstverlening, verdere kostenverlaging en een betere beheersing van de winstgevendheid.

De bereikte overeenstemming over de beursgang van P&O Nedlloyd, daarbij gebruikmakend van de beursnotering van Koninklijke Nedlloyd N.V. – de snelste en meest eenvoudige oplossing – leggen wij gaarne ter goedkeuring aan u voor. Wij werken onverminderd voort aan de desinvestering van ons niet-strategisch belang in Martinair, indien en wanneer zich een gunstige gelegenheid voordoet.

Wie investeert in Koninklijke Nedlloyd investeert vooral in P&O Nedlloyd zoals het organigram op pagina 29 laat zien.

VOORUITZICHTEN

Op basis van de gunstige trend in de tarieven en indien de handel blijft groeien, zoals in 2003, zijn de vooruitzichten voor de containerlijnvaartindustrie in 2004 positief. Er blijft echter druk op de kosten door valutabewegingen, hogere brandstofkosten en stijgende chartertarieven. P&O Nedlloyd richt zich op verdere kostenbesparingen door het optimaal selecteren van lading, verbeterd asset management en de voortgaande invoering van het nieuwe business management en informatie systeem, Focus. Samen met de voltooiing van het wijzigen van de aandeelhoudersstructuur van P&O Nedlloyd geeft dit het bedrijf, onvoorziene omstandigheden voorbehouden, een grotere strategische en financiële flexibiliteit om volledig te profiteren van de gunstige vooruitzichten in de industrie.



Haddo Meijer, voorzitter van de Raad van Bestuur
Haddo Meijer, Chairman of the Executive Board

REPORT OF THE EXECUTIVE BOARD

ROYAL NEDLLOYD N.V.

STRATEGY

We have long sought an independent future for P&O Nedlloyd in the belief that this will generate significant shareholder value. Together with our partner P&O, we have explored the best means for achieving this, including the use of Royal Nedlloyd's existing listing. While attempting to reach agreement on the terms of the 'reverse listing,' the two partners also considered strategic transactions in the container shipping industry. However, no progress could be achieved in this area.

The agreement reached with P&O to take full ownership of P&O Nedlloyd was ultimately made possible by the rising container shipping market and the resulting sharp increase in Nedlloyd's share price and favourable conditions in the capital markets. We are grateful to our shareholders for putting their trust in our strategy leading to this move.

The sharp rise in our share price reflects the improvement in P&O Nedlloyd's financial results in the second half of 2003 and the favourable outlook for the near future in the container shipping industry in general and for P&O Nedlloyd in particular. P&O Nedlloyd seeks to gain significant advantages as it completes the introduction of new business and management information systems at the end of 2005. These should enable the Company to improve the quality of its services, while further reducing costs and a better control on profitability.

It is therefore our great pleasure to submit for your approval the recently-concluded agreement to take full ownership of P&O Nedlloyd, and for P&O Nedlloyd in order to become independently listed through Royal Nedlloyd's listing. We continue our efforts to dispose of our non-strategic investment in Martinair, if and when a suitable opportunity arises.

An investment in Royal Nedlloyd is fundamentally an investment in P&O Nedlloyd, as the organisation chart below shows.

OUTLOOK

With the favourable trend in freight rates, and provided trade growth continues as in 2003, the outlook for the container shipping industry remains positive for 2004, although cost pressures remain from currency movements, high fuel prices and rising charter rates. P&O Nedlloyd will target further cost savings through the optimisation of cargo selection, improved asset management and the ongoing implementation of the Company's new business management and information system, Focus. This, together with the completion of the change in ownership of P&O Nedlloyd, will give the Company the increased strategic and financial flexibility to enable it to benefit fully from the positive outlook for the industry. Unforeseen circumstances have not been taken into account.



P&O
Koninklijke Nedlloyd
Royal Nedlloyd
Netto kas* per aandeel € 2
Net cash* per share € 2
KLM
50%
50%
50%
50%
P&O Nedlloyd
Boekwaarde per aandeel € 23
Book value per share € 23
Martinair
Boekwaarde per aandeel € 7
Book value per share € 7

*Voor definities zie blz. 87.
*For definitions please refer to page 89.

Financiële gang van zaken

RESULTATEN

Evenals in de jaren 2002 en 2001 bestaat het resultaat van Nedlloyd in 2003 hoofdzakelijk uit het aandeel in het resultaat van niet-geconsolideerde deelnemingen.

Ons aandeel in het resultaat van P&O Nedlloyd van € 4 mln in 2003 is substantieel verbeterd ten opzichte van het resultaat van 2002 (€ –162 mln). Uitgebreide informatie over P&O Nedlloyd is te vinden in het bijgesloten jaarverslag van P&O Nedlloyd.
Het aandeel in het resultaat van Martinair verbeterde van € 2 mln in 2002 tot € 5 mln in 2003. Op pagina 38 wordt nader ingegaan op de gang van zaken bij Martinair.
De personeelskosten en overige bedrijfskosten van Nedlloyd bedroegen tezamen in 2003 € –4 mln (2002: € –4 mln). In 2003 was sprake van een vrijval van voorzieningen ad € 4 mln (2002: nihil), die is ontstaan door de afwikkeling van een aantal claims.

De rentebaten over 2003 bedroegen € 2 mln (2002: € 4 mln) en vloeien voort uit de op deposito geplaatste liquide middelen. Het resultaat uit gewone bedrijfsuitoefening voor belasting bedroeg, met inachtneming van het voorgaande, € 11 mln (2002: € –160 mln).

WINSTGEVENDHEID

P&O Nedlloyd behaalde in 2003 een rentabiliteit van 4,2% op haar gemiddeld werkzaam vermogen (2002: –11,2%).

INVESTERINGEN EN DESINVESTERINGEN

In het jaar 2003 hebben er geen (des-)investeringen plaatsgevonden.

WERKKAPITAAL

De hoogte van het werkkapitaal bedroeg eind 2003 € –6 mln (2002: € –5 mln). Het werkkapitaal is opgebouwd uit kortlopende vorderingen ad € 5 mln (2002: € 6 mln) en uit kortlopende schulden ad € 11mln (2002: € 11 mln).

KASSTROMEN EN FINANCIERING

Het saldo van de kasstromen bedroeg € –32 mln (2002: € –37 mln). De netto operationele kasstroom over 2003 bedroeg € –12 mln (2002: € –18 mln). De investeringskasstroom was € 2 mln (2002: nihil) en bestond uit een ontvangen aflossing op een verstrekte lening. De financieringskasstroom ad € –22 mln bestaat uit het betaalde dividend. Ultimo 2003 is Nedlloyd schuldenvrij.

De winst- en verliesrekening kan als volgt worden samengevat:
The profit and loss account can be summarised as follows:

2003	2002		
		Aandeel in resultaat niet-geconsolideerde deelnemingen	Share in result of non-consolidated participations
4	–162	P&O Nedlloyd	P&O Nedlloyd
5	2	Martinair	Martinair
		Personeelskosten en	Staff expenses and
–4	–4	Overige bedrijfskosten	Other operational expenses
4	0	Vrijval voorzieningen	Release of provisions
2	4	Rentebaten	Interest income
0	0	Belastingen	Taxation
11	–160	Nettoresultaat	Net result

(x € 1 mln/million)

Financial developments

RESULTS

As in 2002 and 2001 Royal Nedlloyd's result is mainly a reflection of its share in the results of non-consolidated participations.

Our share in the result of P&O Nedlloyd of € 4 million in 2003 is substantially greater than in 2002 (€ –162 million). Comprehensive information on P&O Nedlloyd is discussed in the enclosed P&O Nedlloyd annual report.
The share in the result of Martinair improved from € 2 million in 2002 to € 5 million in 2003. Developments at Martinair are further explained on page 39.
Staff expenses and Other operational expenses for Nedlloyd in 2003 together amounted to € –4 million (2002: € –4 million). In 2003, provisions in the amount of € 4 million were released (2002: nil), relating to the settlement of a number of claims.

Interest income for 2003 amounted to € 2 million (2002: € 4 million) arising from interest earned on bank deposits. Based on these developments, the result on ordinary activities before taxation amounted to € 11 million (2002: € –160 million).

PROFITABILITY

In 2003, P&O Nedlloyd achieved a return on average capital employed of 4.2% (2002: –11.2%).

CAPITAL EXPENDITURE AND DIVESTMENTS

In 2003, Royal Nedlloyd made no capital expenditures or divestments.

WORKING CAPITAL

At the end of 2003, working capital amounted to € –6 million (2002: € –5 million). Working capital consists of (short term) receivables in the amount of € 5 million (2002: € 6 million) and currrent liabilities in the amount of € 11 million (2002: € 11 million).

CASH FLOW AND FINANCING

The cash flow balance was € –32 million (2002: € –37 million). Net operational cash flow in 2003 amounted to € –12 million (2002: € –18 million). Investment cash flow was € 2 million (2002: nil) and consisted of a received redemption on a loan granted. The financing cash flow in the amount of € –22 million consists wholly of the dividend payment. At the end of 2003 Royal Nedlloyd was free of debt.

GROEPSVERMOGEN

Het groepsvermogen nam enerzijds toe door gerealiseerde winst en anderzijds was er sprake van een afname door daling van de US dollar. De winst bedroeg € 11 mln. Als gevolg van de daling van de US dollar – de valuta waarin ons belang in P&O Nedlloyd genoteerd is – ten opzichte van de euro daalde het groepsvermogen met € 91mln. Ook de betaling van het dividend ad € 22 mln verlaagde het groepsvermogen. Per saldo daalde het groepsvermogen, in vergelijking met eind 2002, met € 102 mln tot € 682 mln. Het groepsvermogen vormde eind 2003 95% van het balanstotaal (2002: 93%).
Ultimo 2003 bedroeg de intrinsieke waarde per aandeel € 31,98 per aandeel, op basis van 21,3 mln uitstaande gewone aandelen.

784	Groepsvermogen per 31-12-2002	Total group equity as per 31-12-2002
11	Gerealiseerde winst	Realised profit
– 91	Koersverschillen	Foreign exchange differences
– 22	Betaling dividend	Dividend payment
682	Groepsvermogen per 31-12-2003	Total group equity as per 31-12-2003

(x € 1 mln/million)

GROUP EQUITY

Overall compared to the end of 2002, group equity decreased by € 102 million to € 682 million. On the one hand, group equity benefited from a realised profit of € 11 million, but was impacted by a € 91 million negative effect stemming from the decline of the US-dollar rate against the Euro. Group equity also decreased due to the dividend payment in the amount of € 22 million. Group equity at the end of 2003 accounted for 95% of the balance sheet total (2002: 93%).
At the end of 2003 the net asset value per share, amounted to € 31.98, based on the 21.3 million ordinary shares outstanding.

Risicoprofiel en beheersingssystemen

KONINKLIJKE NEDLLOYD

Het belang van Nedlloyd in P&O Nedlloyd wordt beschouwd als een US-dollaractief. Nedlloyd loopt hierdoor een translatierisico op het in P&O Nedlloyd geïnvesteerde vermogen. Dit translatierisico is vanwege het lange termijn karakter niet afgedekt. Koerswinsten en -verliezen door een wijziging in de US-dollarkoers ten opzichte van de euro worden bij de omrekening van ons aandeel in het vermogen van P&O Nedllloyd rechtstreeks in het vermogen van Nedlloyd verwerkt.
Het aandeel in het nettoresultaat van P&O Nedlloyd wordt tegen gemiddelde kwartaalkoersen omgerekend. Ultimo 2003 heeft Nedlloyd geen rentedragende schulden. Gedurende het gehele jaar 2003 was er sprake van een positief liquiditeitsaldo. Door het uitzetten van deze gelden als deposito werd in 2003 een rentebate van € 2 mln gerealiseerd.

P&O NEDLLOYD

P&O Nedlloyds interne beheersingssystemen zijn gericht op een goede financiële administratie, op betrouwbare financiële informatie voor in- en extern gebruik, mede met het oog op bescherming van de bedrijfsmiddelen tegen ongeoorloofd gebruik.
Eén van de belangrijkste onderdelen is het per bedrijfsactiviteit ontwikkelen van business strategieën inclusief het beoordelen van risico's tijdens jaarlijkse budget- en planningsessies gevolgd door een driemaandelijkse voortgangscontrole. In 2003 is een Risk Management Committee opgericht.

P&O Nedlloyd gebruikt derivaten om de financiële risico's, die samenhangen met de bedrijfsuitoefening waar mogelijk, te beheersen. De voornaamste risico's, waaraan P&O Nedlloyd is blootgesteld, betreffen risico's met betrekking tot valuta's, stookolie en rente. P&O Nedlloyd doet geen speculatieve transacties.

P&O Nedlloyd rapporteert zijn resultaten in US dollars. Echter, een aanzienlijk deel van de kosten en de opbrengsten is genomineerd in andere valuta's, met name de euro, het pond en de yen. Het bedrijfsresultaat is gevoelig voor verandering in de wisselkoersverhouding tussen de US dollar en de genoemde valuta's. De afdekking van deze valutarisico's geschiedt maandelijks met een tijdshorizon van twaalf maanden.

Een vergelijkbaar dekkingsbeleid wordt gehanteerd voor de gevoeligheid voor prijsveranderingen in stookolie. Afdekking geschiedt in de termijnmarkten in Rotterdam en Singapore.

Ter bescherming van het resultaat tegen wijzigingen in rentes wordt bij een aanzienlijk deel van de leningen de rente gefixeerd. Bij het afsluiten van een lease financiering wordt het renterisico in het algemeen afgedekt door de rente te fixeren met inachtneming van de looptijd.

MARTINAIR

Martinair kent een systeem van planning en control waarbij maandelijks de resultaten met de verantwoordelijken worden geanalyseerd. Ook worden op regelmatige basis de prognoses geëvalueerd.

De financiële resultaten van Martinair zijn onderhevig aan marktrisico's met betrekking tot brandstofprijzen, vreemde valuta en rentepercentages. Martinair werkt voortdurend aan het beheersen en reduceren van deze risico's op de korte termijn en lange termijn.
Het Risk Management Committee speelt hierbij een belangrijke rol.

Met betrekking tot de brandstofprijzen is het beleid er op gericht het prijsrisico van circa 50% van het totale volume af te dekken door middel van hedging.

Met name de US dollar heeft een belangrijke invloed op de financiële resultaten. De kosten luidend in US dollar zijn circa US$ 50 mln groter dan de opbrengsten in US dollar, zodat jaarlijks sprake is van een short-positie in US dollar. Het beleid is er op gericht een belangrijk deel van deze positie te hedgen. De US dollar heeft ook invloed op de balans. Dit translatierisico wordt beperkt door activa en passiva luidend in US dollar zoveel mogelijk op elkaar af te stemmen.

Het rentebeleid is gericht op het minimaliseren van de financieringskosten op langere termijn binnen het kader van een aanvaardbare rentegevoeligheid.
Ultimo 2003 had 87% van de langlopende leningen een vaste rentevergoeding en kende 13% een variabele vergoeding. De operationele leases kennen alle een variabele rente.

ROYAL NEDLLOYD

Royal Nedlloyd's interest in P&O Nedlloyd is denominated in US dollars. As a consequence, Royal Nedlloyd is exposed to translation risk on its investment in P&O Nedlloyd. This translation risk is not hedged due to its long-term nature. Changes in the value of this investment caused by movements in the US-dollar exchange rate compared to the Euro are charged or credited directly to Royal Nedlloyd's equity. The share in the net result of P&O Nedlloyd is calculated based on average quarterly rates. At the end of 2003, Royal Nedlloyd no longer has any interest-bearing debt. During the year under review a fluctuating positive cash balance existed. Interest income of € 2 million was realised on bank deposits in 2003.

P&O NEDLLOYD

P&O Nedlloyd maintains systems of internal control designed to safeguard the group's assets against unauthorised use or disposition, to keep proper accounting records and to communicate reliable financial information for internal use or publication. Developing a business strategy including review of risks per operating area during annual budgeting and planning sessions, with quarterly re-forecasting review process, is one of the major principle features of these systems. A Risk Management Committee was set up in 2003.

P&O Nedlloyd uses derivative financial instruments to manage where possible financial risks associated with its business. The main risks P&O Nedlloyd is exposed to are foreign currency, oil prices and interest rate risks. P&O Nedlloyd does not undertake speculative trading transactions.

P&O Nedlloyd reports its results in US dollars. However, significant costs and revenues are denominated in other currencies, primarily Euros, pounds sterling and Japanese yen. P&O Nedlloyd operating results are sensitive to movements in the exchange rate between the US dollar and these other currencies. These currency risks are carried out monthly on a 12 months rolling basis.

A similar hedging policy is employed to limit the exposure to the volatility of the fuel oil market. Hedging positions are taken on the Rotterdam and Singapore markets.

For protecting the financial results against movements in interest rates, P&O Nedlloyd maintain a significant portion of borrowings at a fixed rate of interest. When closing a new lease finance arrangement P&O Nedlloyd would normally seek to hedge the interest rate risk, fixing the interest rate taking into account the term of the financing.

MARTINAIR

Martinair uses a management planning and control system that enables managers to perform monthly business analysis and evaluate forecast scenarios on a regular basis.

The financial results of Martinair are subject to market risks with respect to fuel prices, foreign currency and interest rates. Martinair focuses constantly on controlling and reducing these risks, both near-term and in the longer run.
The Risk Management Committee plays an important role here.

Martinair manages the volatility of fuel prices by hedging approximately 50% of its exposure in terms of volumes.

The US dollar has a particularly strong impact on Martinair's financial results. Costs in US dollars exceed US dollar-denominated revenues by about US $ 50 million. Hedging therefore plays an important role in managing Martinair's overall short position on the US dollar. The US dollar also has an impact on the balance sheet. This translation risk is limited by matching US dollar assets and liabilities to the greatest extent possible.

Martinair also aims to minimise financial expense by ensuring an acceptable interest rate profile for its long-term loans.
At the end of 2003, 87% of the long-term loans had a fixed interest rate and 13% a floating interest rate. All the operational leases had a floating interest rate.

NIET-GECONSOLIDEERDE DEELNEMINGEN

P&O NEDLLOYD

P&O Nedlloyd Container Line Ltd., behoort tot de grootste containerrederijen ter wereld. Met 154 schepen in de vaart met een totale capaciteit van 416.732 TEU's (Twenty Feet Equivalent Units). P&O Nedlloyd beschikt over een wereldwijd netwerk van lijndiensten, tezamen met ondersteunende feederdiensten. Haar schepen lopen 229 havens aan in 94 landen, met de ondersteuning van meer dan 400 kantoren in 156 landen.

(Bedragen x US $ 1 mln)

	2003	2002
Netto-omzet	**5.510**	4.655
Totaal bedrijfsresultaat	**77**	– 234
Werkzaam vermogen	**1.747**	1.936
Bedrijfsresultaat in % gemiddeld werkzaam vermogen	**4**	– 11

Het aandeel van de aan de zeescheepvaart gerelateerde overige activiteiten in de netto-omzet is US $ 693 mln (2002: US $ 580 mln).
Na aftrek van rente, aandeel derden alsmede eenmalige lasten is het nettoresultaat voor belastingen over 2003 US $ 28 mln (2002: US $ –292 mln). Het Nedlloyd aandeel in het resultaat van P&O Nedlloyd bedraagt € 4 mln (2002: € –162 mln).

Voor uitgebreide informatie over de operationele gang van zaken bij P&O Nedlloyd verwijzen wij naar het bijgesloten jaarverslag van P&O Nedlloyd.

Het P&O Nedlloyd jaarverslag is tevens verkrijgbaar bij:

Koninklijke Nedlloyd N.V.
Corporate Public Relations
Postbus 487
3000 AL Rotterdam

P&O Nedlloyd Container Line Ltd.
Corporate Communications
Beagle House, Braham Street
London E1 8EP
Verenigd Koninkrijk

NON-CONSOLIDATED PARTICIPATIONS

P&O NEDLLOYD

P&O Nedlloyd Container Line Ltd, is among the largest container shipping companies in the world, operating 154 vessels, totalling 416,732 teu (Twenty Feet Equivalent Units). P&O Nedlloyd offers a global network of services, together with supporting feeder services. P&O Nedlloyd's ships call at 229 ports in 94 countries with the support of more than 400 offices in 156 countries.

FINANCIAL SUMMARY

(Amounts x US $ 1 million)	2003	2002
Net turnover	**5,510**	4,655
Total operating result	**77**	– 234
Capital Employed	**1,747**	1,936
Operating result as a % of average capital employed	**4**	– 11

The share of the Ocean Shipping related other activities in the net turnover is US $ 693 million (2002: US $ 580 million).
After interest, minorities and non-recurring expenses, the 2003 net result before taxation was US $ 28 million (2002: US $ –292 million). Royal Nedlloyd's share in the P&O Nedlloyd net result amounted to € 4 million (2002: € –162 million).

For further detailed information on P&O Nedlloyd's operational developments, we refer to the enclosed P&O Nedlloyd annual report.

The P&O Nedlloyd annual report may also be obtained through:

Koninklijke Nedlloyd N.V.
Corporate Public Relations
PO Box 487
3000 AL Rotterdam
The Netherlands

P&O Nedlloyd Container Line Ltd.
Corporate Communications
Beagle House, Braham Street
London E1 8EP
United Kingdom

MARTINAIR

Luchtvaartmaatschappij Martinair biedt wereldwijd passagiersvluchten aan op ongeveer 50 bestemmingen. Met bijna 3.000 medewerkers en een netwerk van internationale vestigingen, van Hong Kong tot Florida, is Martinair uitgegroeid tot een internationaal opererende lijndienst- en chartermaatschappij én vrachtvervoerder.

Jaarlijks vervoert Martinair bijna 1,8 miljoen passagiers. Binnen Europa vliegt Martinair voornamelijk naar bestemmingen in het Middellandse-Zeegebied. Intercontinentaal vliegt Martinair met name naar de Verenigde Staten, Canada, het Caribische gebied en het Verre Oosten.

Martinair Cargo heeft wereldwijd een reputatie als de vervoerder van 'perishables': snijbloemen, groenten en fruit. Daarnaast vervoert Martinair alle denkbare vracht. Er worden lijndiensten aangeboden naar Noord- en Zuid-Amerika, Midden- en Verre Oosten, Afrika en Australië.

De kracht van Martinair ligt in haar flexibiliteit, zowel in de mix van activiteiten als bestemmingen. Kostenbewust zijn, slagvaardig en klantgerichtheid stelt Martinair in staat telkens opnieuw een kwaliteitsproduct tegen een redelijke prijs aan te bieden.

(Bedragen x € 1 mln)	2003	2002
Netto-omzet	**894**	789
Bedrijfsresultaat	**21**	23
Werkzaam vermogen	**568**	706
Bedrijfsresultaat in % gemiddeld werkzaam vermogen	**3**	3

Het Nedlloyd aandeel in het resultaat van Martinair bedroeg € 5 mln (2002: € 2 mln).

Het Martinair jaarverslag is verkrijgbaar bij:

Martinair Holland N.V.
Public Relations
Postbus 7507
1118 ZG Luchthaven Schiphol

Rotterdam, 23 maart 2004

H.H. Meijer, voorzitter

MARTINAIR

The Martinair airline company offers passenger flights to approximately 50 destinations throughout the world. Martinair has grown from a charter company into an international scheduled passenger service and cargo company with nearly 3,000 employees and a network of international offices from Hong Kong to Florida.

Martinair carries almost 1.8 million passengers annually. In Europe Martinair flies primarily to destinations in the Mediterranean. Martinair also offers intercontinental flights to the United States, Canada, the Caribbean and the Far East.

Martinair Cargo has earned a worldwide reputation as a carrier of 'perishables': cut flowers, vegetables and fruit. In addition to this, Martinair transports all conceivable types of cargo. Regular services are offered to North and South America, to the Middle and the Far East, Africa and Australia.

Martinair's competitive advantage is its flexibility in its mix both of activities and destinations. Martinair is cost-conscious, decisive and customer-oriented, enabling it again and again to offer a quality product at a moderate price.

FINANCIAL SUMMARY

(Amounts x € 1 million)

	2003	2002
Net turnover	**894**	789
Operating Result	**21**	23
Capital Employed	**568**	706
Operating result as a % of average capital employed	**3**	3

Nedlloyd's share in the Martinair net result amounted to € 5 million (2002: € 2 million).

The Martinair Annual Report is available from:

Martinair Holland N.V.
Public Relations
PO Box 7507
1118 ZG Schiphol Airport
The Netherlands

Rotterdam, 23 March 2004

H.H. Meijer, Chairman

JAARREKENING
FINANCIAL STATEMENTS
2003

GECONSOLIDEERDE WINST- EN VERLIESREKENING

Noot:	*(x € 1 mln)*		**2003**		2002
1	Personeelskosten	**– 1**		– 2	
2	Overige bedrijfskosten	**– 3**		– 2	
3	Vrijval voorzieningen	**4**		–	
	Totale bedrijfslasten		**0**		– 4
	Aandeel in resultaat joint venture P&O Nedlloyd	**4**		– 162	
	Aandeel in resultaat 50% belang in Martinair	**5**		2	
	Opbrengsten van financiële vaste activa		**9**		– 160
4	Rentebaten		**2**		4
	Resultaat uit gewone bedrijfsuitoefening voor belastingen		**11**		– 160
5	Belastingen		**–**		–
	Nettoresultaat		**11**		– 160
	(x € 1)				
	Resultaat per uitstaand gewoon aandeel		**0,52**		– 7,52

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Note:	(x € 1 million)		2003		2002
1	Staff expenses	– 1		– 2	
2	Other operational expenses	– 3		– 2	
3	Release of provisions	4		–	
	Operating costs		0		– 4
	Share in result of joint venture P&O Nedlloyd	4		– 162	
	Share in result of 50% interest in Martinair	5		2	
	Income from investments		9		– 160
4	Interest income		2		4
	Result on ordinary activities before taxation		11		– 160
5	Taxation		–		–
	Net result		11		– 160
	(x € 1) Result per ordinary share outstanding		0.52		– 7.52

GECONSOLIDEERDE BALANS

(vóór verwerking voorstel winstverdeling, x € 1 mln)

Noot		31 december 2003		31 december 2002	
	Activa				
	Vaste activa				
6	Materiële vaste activa		**1**		1
	Financiële vaste activa				
7	Joint venture P&O Nedlloyd	**492**		580	
8	50% belang in Martinair	**149**		144	
	Overige financiële vaste activa	**0**		2	
			641		726
			642		727
	Vlottende activa				
9	Vorderingen	**5**		6	
10	Liquide middelen	**74**		106	
			79		112
	Totaal		**721**		839
	Passiva				
	Groepsvermogen				
11	Eigen vermogen		**682**		784
12	**Voorzieningen**		**28**		44
13	**Kortlopende schulden**		**11**		11
	Totaal		**721**		839

CONSOLIDATED BALANCE SHEET

Note:	(before proposed appropriation of result, x € 1 million)		31 December 2003		31 December 2002
	Assets				
	Fixed assets				
6	Tangible fixed assets		**1**		1
	Investments				
7	Joint venture P&O Nedlloyd	**492**		580	
8	50% interest in Martinair	**149**		144	
	Other investments	**0**		2	
			641		726
			642		727
	Current assets				
9	Receivables	**5**		6	
10	Cash and bank balances	**74**		106	
			79		112
	Total		**721**		839
	Liabilities				
	Group equity				
11	Shareholders' equity		**682**		784
12	**Provisions**		**28**		44
13	**Current liabilities**		**11**		11
	Total		**721**		839

GECONSOLIDEERD KASSTROOMOVERZICHT

(x € 1 mln)

	2003	2002
Nettoresultaat	**11**	– 160
Afschrijvingen	**–**	–
Kasstroom	**11**	– 160
Overige aanpassingen tot netto-operationele kasstroom:		
Aandeel in resultaat joint venture P&O Nedlloyd	**– 4**	162
Aandeel in resultaat 50% belang in Martinair	**– 5**	– 2
Mutatie werkkapitaal	**1**	– 6
Mutatie voorzieningen	**– 16**	– 12
Overige mutaties	**1**	–
Netto-operationele kasstroom	**– 12**	– 18
Investeringen materiële vaste activa	**–**	–
Ontvangen aflossingen op verstrekte leningen	**2**	–
Investeringskasstroom	**2**	0
Toename eigen vermogen door uitoefening optierechten	–	3
Inkoop eigen aandelen	–	–
Betaald dividend	**– 22**	– 22
Financieringskasstroom	**– 22**	– 19
Saldo kasstromen	**– 32**	– 37
Liquide middelen begin boekjaar	**106**	143
Liquide middelen eind boekjaar	**74**	106

CONSOLIDATED CASH FLOW STATEMENT

(x € 1 million)

	2003	2002
Net result	**11**	– 160
Depreciation	**–**	–
Cash flow	**11**	– 160
Other adjustments towards net operational cash flow:		
Share in result of joint venture P&O Nedlloyd	**– 4**	162
Share in result of 50% interest in Martinair	**– 5**	– 2
Movement in working capital	**1**	– 6
Movement in provisions	**– 16**	– 12
Other movements	**1**	–
Net operational cash flow	**– 12**	– 18
Capital expenditure on tangible fixed assets	**–**	–
Redemptions received on loans granted	**2**	–
Investment cash flow	**2**	0
Increase in shareholders' equity by executed option rights	**–**	3
Shares repurchased	**–**	–
Dividend paid	**– 22**	– 22
Financing cash flow	**– 22**	– 19
Cash flow balance	**– 32**	– 37
Cash and bank balances beginning of financial year	**106**	143
Cash and bank balances end of financial year	**74**	106

ALGEMENE GRONDSLAGEN VAN DE JAARREKENING

GRONDSLAGEN VOOR DE CONSOLIDATIE

Geconsolideerd worden de financiële gegevens van Koninklijke Nedlloyd N.V. en haar groepsmaatschappijen. Groepsmaatschappijen zijn deelnemingen waarmee Koninklijke Nedlloyd N.V. een economische eenheid vormt en waarin een meerderheidsbelang wordt gehouden dan wel op andere wijze beslissende zeggenschap kan worden uitgeoefend. Van de geconsolideerde deelnemingen worden de activa, passiva en resultaten volledig opgenomen. De belangrijkste geconsolideerde deelnemingen zijn Nedlloyd Container Holding B.V., Nedlloyd Beheer B.V. en Nedlloyd Interne Dienst B.V.

ALGEMEEN

De balans wordt met ingang van 2003 gepresenteerd vóór verwerking van het voorstel tot winstverdeling. Overeenkomstig de van kracht geworden Richtlijn voor de Jaarrekening 270 is de definitie van buitengewone baten en lasten sterk ingeperkt.

GRONDSLAGEN VOOR DE WAARDERING VAN BALANSPOSTEN

De materiële vaste activa worden gewaardeerd op de verkrijgingsprijs, verminderd met op lineaire basis berekende afschrijvingen vanaf de datum ingebruikstelling, waarbij de verwachte restwaarden in aanmerking worden genomen.

Niet-geconsolideerde deelnemingen waarin invloed van betekenis wordt uitgeoefend, inclusief het 50% belang in de joint venture P&O Nedlloyd, worden gewaardeerd op het aandeel in het eigen vermogen volgens de balans van de desbetreffende deelnemingen.

De vlottende activa worden als volgt gewaardeerd:
- vorderingen op nominale waarde, onder aftrek van voorzieningen voor dubieus te achten posten;
- liquide middelen (kas, bank, deposito's) op nominale waarde.

De voorziening voor pensioenverplichtingen en de voorziening voor overige pensioengerelateerde verplichtingen zijn bepaald op basis van de contante waarde volgens actuariële grondslagen.
De andere voorzieningen worden gewaardeerd op nominale waarde.

Voor tijdelijke verschillen tussen boekwaarden en fiscale waarden van activa en passiva worden belastinglatenties gevormd. Latente belastingaanspraken tengevolge van tijdelijke waarderingsverschillen en uit hoofde van fiscaal compensabele verliezen worden, na saldering met latente belastingverplichtingen, gewaardeerd op het bedrag waarvoor zij naar verwachting kunnen worden gerealiseerd. De kortlopende schulden worden gewaardeerd op nominale waarde.

GRONDSLAGEN VOOR DE RESULTAATBEPALING

Het aandeel in het resultaat van de niet-geconsolideerde deelnemingen waarin invloed van betekenis wordt uitgeoefend, omvat het aandeel in de resultaten volgens de winst- en verliesrekeningen van de desbetreffende deelnemingen. In geval van de niet-geconsolideerde deelnemingen waarin geen invloed van betekenis kan worden uitgeoefend, wordt het ontvangen dividend verantwoord als overige resultaten van financiële vaste activa.

OMREKENING VAN VREEMDE VALUTA

Transacties in vreemde valuta die zijn afgewikkeld voor balansdatum worden verwerkt tegen de koers van afwikkeling. De uit niet afgewikkelde transacties voortvloeiende vorderingen en schulden worden in de balans opgenomen tegen de koers op balansdatum. Koersverschillen uit hoofde van vorderingen en schulden worden verantwoord in het bedrijfsresultaat in de periode waarin zij ontstaan, voor zover deze koersverschillen niet worden geneutraliseerd door dekkingstransacties.

Activa en passiva van buitenlandse deelnemingen worden omgerekend tegen de koers op balansdatum; de baten en lasten tegen gemiddelde koersen. De hieruit ontstane koersverschillen worden rechtstreeks in het eigen vermogen verwerkt. Dit geldt eveneens voor koersverschillen die voortvloeien uit vorderingen op en schulden aan buitenlandse deelnemingen voor zover deze vorderingen en schulden een uitbreiding respectievelijk inkrimping vormen van de netto investering in de buitenlandse deelnemingen.

ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated accounts include the financial data of Royal Nedlloyd N.V. and its group companies. Group companies are participating interests with which Royal Nedlloyd N.V. forms an economic entity and in which Royal Nedlloyd N.V. holds a majority interest or can execute full control in any other manner. The assets, liabilities and results of these companies are fully consolidated. The most important consolidated participations are Nedlloyd Container Holding B.V., Nedlloyd Beheer B.V. and Nedlloyd Interne Dienst B.V.

GENERAL

Effective 2003 the balance sheet is presented before proposed profit appropriation.
In accordance with the Guideline for Annual Reporting no. 270, which became effective 2003, the definition of extraordinary items is strongly restricted.

PRINCIPLES FOR THE BALANCE SHEET VALUATION

Tangible fixed assets are valued at historical cost less a straight-line depreciation calculated from the date the related asset became operational and taking the expected residual value into account.

Non-consolidated participations in which a significant influence is exerted, inclusive the 50% interest in the joint venture P&O Nedlloyd, are valued at the corresponding proportion of shareholders' equity as disclosed by the balance sheet of the companies concerned.

Current assets are valued as follows:
- receivables are stated at face value, less a provision for doubtful accounts;
- cash and bank balances are stated at face value.

The provision for pension commitments and the provision for other post-retirement benefits have been determined on the basis of the present value when applying actuarial valuation methods. Other provisions and liabilities are stated at face value.

A provision for deferred tax is formed for taxable temporary differences between book values and the tax base of assets and liabilities. Deferred tax assets from loss carry forwards and temporary differences in valuation are valued, to the extent that they cannot be offset by deferred tax liabilities, at the amount for which they are expected to be realised. The short-term debts are stated at face value.

PRINCIPLES OF DETERMINATION OF RESULTS

The share in the result of the non-consolidated participations in which a significant influence is exerted relates to the share in the result as published in the profit and loss accounts of the participations concerned. For the non-consolidated participations in which no significant influence is exerted the dividend received is recognised under other investment results.

FOREIGN EXCHANGE

Foreign currency transactions concluded prior to the balance sheet date are recognised at the transaction rate. Receivables and payables resulting from transactions not yet settled are included in the balance sheet at the rates prevailing on the balance sheet date. Exchange differences on account of receivables and payables are recognised in the operating result in the period in which they arise, in so far as these have not been hedged.

Assets and liabilities of foreign participations are translated at the rates prevailing on the balance sheet date; income and expenses at average rates. The resulting exchange differences are directly recognised in shareholders' equity. This is also the case for exchange differences resulting from receivables from and payables to foreign participations in so far that they represent an expansion or reduction, respectively, of the net investment in the foreign participations.

TOELICHTING OP DE GECONSOLIDEERDE WINST- EN VERLIESREKENING

Noot: *(x € 1 mln, tenzij anders vermeld)*

Koninklijke Nedlloyd N.V. heeft haar vennootschappelijke winst- en verliesrekening conform artikel 2:402 Burgerlijk Wetboek beknopt weergegeven, aangezien haar financiële gegevens zijn verwerkt in de geconsolideerde jaarrekening.

1

PERSONEELSKOSTEN	**2003**	2002
Lonen en salarissen	**1**	2
Pensioenlasten	**–**	–
Overige sociale lasten	**–**	–
	1	2

De personeelskosten hebben betrekking op de personeelsleden werkzaam op het hoofdkantoor, bij Nedlloyd Interne Dienst en Nedlloyd Holdings U.S.A. Op 31 december 2003 zijn in totaal 23 personeelsleden werkzaam, verdeeld over het hoofdkantoor (15 personeelsleden), Nedlloyd Interne Dienst (7 personeelsleden), allen werkzaam in Nederland en 1 medewerker in de Verenigde Staten. Het gemiddeld aantal personeelsleden in 2003 was 25 (2002: 49).

De kosten van Nedlloyd Interne Dienst worden nagenoeg geheel doorbelast aan derden. De hierin begrepen doorbelasting van personeelskosten (€ 1 mln; 2002: € 1 mln) is in mindering gebracht op de Personeelskosten. De pensioenverplichtingen voor een aantal medewerkers zijn ondergebracht bij de Stichting Pensioenfonds van de Koninklijke Nedlloyd. Op grond van de financieringsovereenkomst met dit fonds is over 2003 een premievrijstelling van kracht (idem 2002).

2

OVERIGE BEDRIJFSKOSTEN	**2003**	2002
	3	2

Op de Overige bedrijfskosten zijn in mindering gebracht de aan derden doorbelaste overige bedrijfskosten van Nedlloyd Interne Dienst (€ 12 mln; 2002: € 11 mln).

3

VRIJVAL VOORZIENINGEN	**2003**	2002
	4	–

Door de afwikkeling van een aantal claims was een deel van de voorzieningen niet meer nodig.

4

RENTEBATEN	**2003**	2002
	2	4

De rentebaten vloeien voort uit het plaatsen van de beschikbare liquide middelen op kortlopende deposito's.

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

Note: *(x € 1 million, unless stated otherwise)*

In conformity with Article 2:402 of the Dutch Civil Code, Royal Nedlloyd N.V. issued an abridged version of the profit and loss account of the Company, as its financial data are included in the consolidated accounts.

1

STAFF EXPENSES	2003	2002
Salaries and wages	**1**	2
Pension costs	**–**	–
Other social security costs	**–**	–
	1	2

Staff expenses relate to staff members employed at Headquarters, Nedlloyd Interne Dienst and Nedlloyd Holdings U.S.A. As at 31 December 2003 a total of 23 staff were employed: 15 at Headquarters and 7 with Nedlloyd Interne Dienst, all in The Netherlands and one employee in the United States of America. The average number of staff in 2003 was 25 (2002: 49).

Almost all Nedlloyd Interne Dienst expenses are charged to third parties. Charges for staff expenses included here (€ 1 million; 2002: € 1 million) are deducted from Staff expenses. Pension arrangements for a number of staff members are managed through the Nedlloyd Pension Fund. Based on the financing agreement with this pension fund a premium holiday applies over 2003 (also over 2002).

2

OTHER OPERATING EXPENSES	2003	2002
	3	2

Other operating expenses charged to third parties (€ 12 million; 2002: € 11 million) by Nedlloyd Interne Dienst are deducted from Other operating expenses.

3

RELEASE OF PROVISIONS	2003	2002
	4	–

Because of the settlement of a number of claims part of the provisions were no longer required.

4

INTEREST INCOME	2003	2002
	2	4

Interest income follows from placing the available cash and bank balances on short-term deposits.

Noot: 5

BELASTINGEN

Koninklijke Nedlloyd N.V. is geen belasting verschuldigd over het behaalde resultaat. De aansluiting tussen het gewogen gemiddelde van de wettelijke belastingtarieven uitgedrukt in een % van het resultaat voor belasting en de effectieve belastingdruk is als volgt.

	2003	2002
Gewogen gemiddelde wettelijke belastingtarieven	**34,5**	34,5
Belastingeffect van:		
Onbelaste resultaten/niet aftrekbare kosten	**– 34,5**	– 34,5
Effectieve belastingdruk	**0**	0

Koninklijke Nedlloyd heeft ultimo 2003 in Nederland vöor circa € 75 mln (ultimo 2002: circa € 75 mln) en in het buitenland voor circa € 12 mln (ultimo 2002: circa € 16 mln), met name in de Verenigde Staten, te compenseren fiscale verliezen. De hieruit voortvloeiende actieve belasting-latenties zijn op nihil gewaardeerd aangezien niet wordt verwacht dat deze zullen worden gerealiseerd met de huidige activiteiten.

Note: 5

TAXATION

Royal Nedlloyd N.V. has no tax due on the achieved result. The reconciliation between the weighted average nominal tax rate expressed as a percentage of the result before taxation and Nedlloyd's effective tax burden is as follows:

	2003	2002
Weighted average nominal tax rates	**34.5**	34.5
Tax effects by:		
Tax-exempt results / non-deductable costs	**– 34.5**	– 34.5
Effective tax burden	**0**	0

In The Netherlands at year-end 2003, Royal Nedlloyd has tax losses to be carried forward amounting to approximately € 75 million (at year-end 2002: approximately € 75 million) and abroad, in particular in the United States, in the amount of approximately € 12 million (at year-end 2002: approximately € 16 million). The deferred tax assets on these losses have been valued at nil, as it is not expected that they will be realised with the present activities.

TOELICHTING OP DE GECONSOLIDEERDE BALANS

Noot:

(x € 1 mln, tenzij anders vermeld)

6 **MATERIËLE VASTE ACTIVA**

	31 december 2003	31 december 2002
	1	1

De materiële vaste activa bestaan voornamelijk uit kantoorinventaris. De afschrijvingsperiode voor deze activa bedraagt 3 tot 5 jaar.

7 **JOINT VENTURE P&O NEDLLOYD**

	Boekwaarde 50% belang in P&O Nedlloyd
Stand 31 december 2002	580
Mutaties:	
aandeel in resultaat	4
wijziging valutakoersen	– 92
Stand 31 december 2003	492

8 **50% BELANG IN MARTINAIR**

	Boekwaarde 50% belang in Martinair
Stand 31 december 2002	144
Mutaties:	
aandeel in resultaat	5
Stand 31 december 2003	149

9 **VORDERINGEN**

	31 december 2003	31 december 2002
Transitorische activa	**2**	3
Overige vorderingen	**3**	3
	5	6

NOTES TO THE CONSOLIDATED BALANCE SHEET

Note: (x € 1 million, unless stated otherwise)

6 **TANGIBLE FIXED ASSETS**

	31 December 2003	31 December 2002
	1	1

The tangible fixed assets mainly consist of office furniture and equipment. The depreciation period for these assets runs from 3 to 5 years.

7 **JOINT VENTURE P&O NEDLLOYD**

	Book value 50% interest in P&O Nedlloyd
Position as at 31 December 2002	580
Movements:	
share in result	4
changes in exchange rates	– 92
Position as at 31 December 2003	492

8 **50% INTEREST IN MARTINAIR**

	Book value 50% interest in Martinair
Position as at 31 December 2002	144
Movements:	
share in result	5
Position as at 31 December 2003	149

9 **RECEIVABLES**

	31 December 2003	31 December 2002
Prepayments and accrued income	**2**	3
Other receivables	**3**	3
	5	6

Noot: 10

LIQUIDE MIDDELEN

	31 december 2003	31 december 2002
Kas, bank en daggelden	1	2
Deposito's	73	104
	74	106

De deposito's worden geplaatst bij tegenpartijen met een goede kredietwaardigheid met een maximale looptijd van één jaar.

11

EIGEN VERMOGEN

Voor de specificatie wordt verwezen naar blz. 66 en 68.

12

VOORZIENINGEN

	Totaal	Pensioenen en overige pensioen gerelateerde verplichtingen	Reorganisatie en non-activiteits-regelingen	Overige
Stand 31 december 2002	44	6	6	32
Mutaties:				
Betalingen	– 14	– 1	– 2	– 11
Dotatie	2	–	1	1
Overige mutaties	0	2	– 2	0
Vrijval	– 4	–	– 1	– 3
Stand 31 december 2003	28	7	2	19

Van de voorzieningen zal naar verwachting een bedrag van € 5 mln binnen één jaar worden aangewend.

Pensioenen en overige pensioen gerelateerde verplichtingen
De verplichtingen uit hoofde van de voor werknemers getroffen pensioenregelingen worden vrijwel geheel gedekt door Stichting Pensioenfonds van de Koninklijke Nedlloyd. De voorziening heeft voornamelijk betrekking op aanspraken van werknemers die niet bij een pensioenfonds zijn ondergebracht. Daarnaast betreft het verplichtingen uit hoofde van ziektekostenregelingen van voormalig personeel in de Verenigde Staten.

Reorganisatie- en non-activiteitsregelingen
Dit betreft voorzieningen voor de kosten van reorganisatie, herstructurering, beëindiging van activiteiten en non-activiteitsregelingen.

Overige
Deze voorzieningen zijn getroffen voor bekende verplichtingen en risico's, waaronder douanerisico's en claims uit hoofde van afgegeven garanties voor afgestoten bedrijfsonderdelen en deelnemingen.

13

KORTLOPENDE SCHULDEN

	31 december 2003	31 december 2002
Transitorische passiva	6	6
Diversen	5	5
	11	11

De looptijd van deze schulden is maximaal één jaar.

Note: 10

CASH AND BANK BALANCES

	31 December 2003	31 December 2002
Cash, bank and money on call	**1**	2
Deposits	**73**	104
	74	106

Deposits are placed with financially solid parties for a maximum term of one year.

11

SHAREHOLDERS' EQUITY

For details we refer to page 67 and 69.

12

PROVISIONS

	Total	**Pensions and other post retirement benefits**	**Reorganisation and early retirement schemes**	**Other**
Position as at 31 December 2002	44	6	6	32
Movements:				
Payments	– 14	– 1	– 2	– 11
Addition	2	-	1	1
Other movements	0	2	– 2	0
Release	– 4	-	– 1	– 3
Position as at 31 December 2003	28	7	2	19

It is expected that approximately an amount of € 5 million will be used within one year.

Pensions and other post-retirement benefits
The commitments in respect of the pension schemes arranged for employees are virtually entirely covered by the Nedlloyd Pension Fund. The provision is mainly related to entitlements of employees who are not included in a pension fund. Besides, commitments are related to medical insurance schemes on behalf of former staff in the United States.

Reorganisation and early retirement schemes
This provision is intended to cover the cost of reorganisation, restructuring, termination of activities and early retirement schemes.

Other
These provisions are made for known commitments and risks, including customs risks and claims in respect of warranties and/or indemnities issued for investments sold.

13

CURRENT LIABILITIES

	31 December 2003	31 December 2002
Accruals and deferred income	**6**	6
Miscellaneous	**5**	5
	11	11

The above amounts fall due within one year.

Noot: 14

GESCHILLEN EN NIET IN DE BALANS OPGENOMEN VERPLICHTINGEN

Op 30 september 2003 heeft het hof in eerste aanleg van het Europese Hof geoordeeld dat de op 16 september 1998 door de Europese Commissie aan P&O Nedlloyd opgelegde boete van ECU 41 mln inzake haar deelname aan de Trans-Atlantic Conference Agreement (TACA) geen stand kon houden. Deze uitspraak is eind december 2003 definitief geworden. Daarmede is een einde aan deze procedure gekomen. De door Koninklijke Nedlloyd verstrekte garantie is ingetrokken. Op grond van juridisch advies was voor deze boete geen voorziening getroffen.

Tegen Koninklijke Nedlloyd N.V. zijn in het verleden verschillende claims ingediend. Koninklijke Nedlloyd verweert zich hier tegen. Koninklijke Nedlloyd verwacht niet dat de uitkomst van deze geschillen zal leiden tot belangrijke lasten boven de reeds getroffen voorzieningen.

Garantieverplichtingen	**31 december 2003**	31 december 2002
De garantieverplichtingen vallen uiteen in:		
Garanties wegens verplichtingen van niet-geconsolideerde deelnemingen	**1**	5
Garantie in verband met TACA claim	**–**	22
Garanties ten behoeve van derden	**9**	9
	10	36

Meerjarige financiële verplichtingen	**31 december 2003**	31 december 2002
Langlopende huur- en operationele lease verplichtingen:		
Vervallend binnen 1 jaar	**5**	5
Vervallend tussen 1 en 5 jaar	**1**	6
Vervallend na 5 jaar	**–**	–
	6	11

15

FINANCIËLE INSTRUMENTEN

Valutarisico's
Het belangrijkste valutarisico is het translatierisico op ons belang in P&O Nedlloyd, hetgeen niet is afgedekt.

Kredietrisico's
Het kredietrisico heeft betrekking op het verlies dat zou ontstaan indien tegenpartijen in gebreke zouden blijven hun contractuele verplichtingen na te komen. Gezien ons beleid uitsluitend overeenkomsten af te sluiten met tegenpartijen met een goede kredietwaardigheid wordt dit voor geen enkele tegenpartij verwacht. Daarbij is van belang dat het risico wordt gespreid door beperking van de verplichtingen per contractpartij.

Reële waarde
De reële waarde van de in balans opgenomen vorderingen, liquide middelen en kortlopende schulden is vrijwel gelijk aan de boekwaarde.

Note: 14

DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

On 30 September 2003 the Court of First Instance of the European Court has judged that the fine of ECU 41 million imposed on 16 September 1998 on P&O Nedlloyd due to P&O Nedlloyd's participation in the Trans-Atlantic Conference Agreement (TACA) could not be uphold. This judgment has become final at the end of December 2003. Consequently, the court case has come to end. The guarantee issued by Royal Nedlloyd has been withdrawn. Based on legal advice no provision was made for this fine.

Various claims have been filed against Royal Nedlloyd in the past. Royal Nedlloyd rejects these claims and does not expect the final decisions on these disputes to lead to expenses significantly exceeding the provisions already made.

Guarantee commitments	**31 December 2003**	31 December 2002
These commitments can be specified as follows:		
Guarantees in respect of liabilities of non-consolidated participations	**1**	5
Guarantees in respect of TACA claim	**–**	22
Guarantees on behalf of third parties	**9**	9
	10	36

Long-term financial commitments	**31 December 2003**	31 December 2002
Long-term rental and operational lease commitments:		
Falling due within 1 year	**5**	5
Falling due between 1 and 5 years	**1**	6
Falling due after 5 years or more	**–**	–
	6	11

15

FINANCIAL INSTRUMENTS

Currency risks
Nedlloyd's main currency risk is the translation risk associated with the participation in P&O Nedlloyd, which has not been hedged.

Credit risks
The credit risks relate to the losses to be incurred when counterparties fail to meet their contractual commitments. As it is our policy to conclude contracts only with financially solid parties, we do not expect such failures to happen. However, we further manage these risks by limiting the commitments per counterparty.

Market value
The market value of the receivables, cash and bank balances, and short-term debts included in the balance sheet is virtually equal to their book value.

TOELICHTING OP HET GECONSOLIDEERDE KASSTROOMOVERZICHT

Het geconsolideerde kasstroomoverzicht is opgesteld volgens de indirecte methode. Hierbij wordt uitgegaan van de gegevens volgens de in de jaarrekening opgenomen balansen en winst- en verliesrekeningen, die vervolgens zoveel als mogelijk zijn aangepast voor mutaties die in het verslagjaar niet tot een kasstroom hebben geleid.

De liquide middelen in het kasstroomoverzicht bestaan uit de kasmiddelen, de banksaldi alsmede de kasequivalenten als daggelden en kortlopende deposito's.

Ontvangsten en uitgaven uit hoofde van interest, ontvangen dividenden en winstbelastingen zijn opgenomen onder de kasstroom uit operationele activiteiten. Betaalde dividenden worden opgenomen onder de kasstroom uit financieringsactiviteiten.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement was prepared following the indirect method. This is to say that the statement is based on data as included in the balance sheets and profit and loss accounts. These data have subsequently been adjusted, where possible, for movements that did not lead to any cash flow for the year under review.

The cash and bank balances in the cash flow statement include cash assets, bank balances as well as cash equivalents such as call money and short-term deposits.

Income and expenses related to interest, dividend received and profit taxation have been included under operational cash flow. Dividends paid are included under the financing cash flow.

VENNOOTSCHAPPELIJKE BALANS

Noot: *(vóór verwerking voorstel winstverdeling, x € 1 mln)*

Noot		31 december 2003		31 december 2002	
	ACTIVA				
	Vaste activa				
A	Financiële vaste activa		**1.033**		1.134
	Vlottende activa				
	Vorderingen		–		–
	Totaal		**1.033**		1.134
	PASSIVA				
B	**Eigen vermogen**				
	Geplaatst kapitaal	**21**		21	
	Agioreserve	**71**		71	
	Reserve omrekeningsverschillen	**– 37**		49	
	Overige reserves	**616**		803	
	Onverdeeld resultaat	**11**		– 160	
			682		784
C	**Voorzieningen**		**26**		38
D	**Langlopende schulden**		**325**		310
	Kortlopende schulden				
	Te betalen dividend	–		–	
	Overige kortlopende schulden	–		2	
			–		2
	Totaal		**1.033**		1.134

VENNOOTSCHAPPELIJKE WINST- EN VERLIESREKENING

(x € 1 mln)

Noot		2003	2002
F	Aandeel in resultaat deelnemingen	**– 4**	– 176
G	Saldo overige baten en lasten	**15**	16
	Nettoresultaat	**11**	– 160

Toelichting op blz. 64, 66, 68, 70 en 72.

BALANCE SHEET OF THE COMPANY

Note:	*(before proposed appropriation of result, x € 1 million)*		**31 December 2003**		31 December 2002
	ASSETS				
	Fixed assets				
A	Investments		**1,033**		1,134
	Current assets				
	Receivables		**–**		–
	Total		**1,033**		1,134
	LIABILITIES				
B	**Shareholders' equity**				
	Subscribed share capital	**21**		21	
	Share premium account	**71**		71	
	Reserve for translation differences	**– 37**		49	
	Other reserve	**616**		803	
	Unappropriated result	**11**		– 160	
			682		784
C	**Provisions**		**26**		38
D	**Long-term liabilities**		**325**		310
	Short-term liabilities				
	Dividend to be paid	**–**		–	
	Other short-term liabilities	**–**		2	
			–		2
	Total		**1,033**		1,134

PROFIT AND LOSS ACCOUNT OF THE COMPANY

	(x € 1 million)	**2003**	2002
F	Share in results of investments	**– 4**	– 176
G	Balance of other income and expenses	**15**	16
	Net result	**11**	– 160

Note on pages 65, 67, 69, 71 and 73.

TOELICHTING OP DE VENNOOTSCHAPPELIJKE BALANS EN WINST- EN VERLIESREKENING

Noot:

(x € 1 mln, tenzij anders vermeld)

De grondslagen voor waardering en resultaatbepaling zijn gelijk aan die welke zijn vermeld in de algemene grondslagen en in de toelichting op de geconsolideerde balans en winst- en verliesrekening.

A

FINANCIËLE VASTE ACTIVA

Een lijst van deelnemingen, opgesteld conform artikel 2:379 en 414 Burgerlijk Wetboek, is gedeponeerd bij het Handelsregister te Rotterdam.

Het verloop van de boekwaarde van de deelnemingen respectievelijk de leningen aan de deelnemingen was als volgt:

	Totaal boekwaarde	**Boekwaarde geconsolideerde deelnemingen**	**Boekwaarde 50% belang in Martinair**
Stand 31 december 2002	368	224	144
Mutaties:			
aandeel in resultaat	– 4	– 9	5
wijziging valutakoersen	– 71	– 71	–
ontbinding	– 2	– 2	–
Stand 31 december 2003	291	142	149

	Totaal leningen	**Leningen aan geconsolideerde deelnemingen**	**Leningen aan niet-geconsolideerde deelnemingen en derden**
Stand 31 december 2002	766	764	2
Mutaties:			
saldo verstrekkingen/ aflossingen en overige mutaties op leningen	– 24	– 22	– 2
Stand 31 december 2003	742	742	0
Totaal financiële vaste activa			
Stand 31 december 2002	1.134	988	146
Stand 31 december 2003	1.033	884	149

NOTES TO THE BALANCE SHEET AND THE PROFIT AND LOSS ACCOUNT OF THE COMPANY

Note: *(x € 1 mln, unless stated otherwise)*

The principles of valuation applied are the same as those set out in the accounting policies and the notes to the consolidated balance sheet and profit and loss account.

A **INVESTMENTS**

A list of investments, required under Articles 2:379 and 414 of the Dutch Civil Code, has been filed with the Trade Register of the Rotterdam Chamber of Commerce.

The movements in the book value of, and loans to, participations, were as follows:

	Total book value	Book value consolidated participations	Book value 50% in Martinair
Position as at 31 December 2002	368	224	144
Movements:			
share in result	– 4	– 9	5
foreign exchange changes	– 71	– 71	–
liquidation	– 2	– 2	–
Position as at 31 December 2003	291	142	149

	Total loans	Loans to consolidated participations	Loans to non-consol. participations and third parties
Position as at 31 December 2002	766	764	2
Movements:			
balance of loans granted / redemptions and other movements in loans	– 24	– 22	– 2
Position as at 31 December 2003	742	742	0
Total investments			
Position as at 31 December 2002	1,134	988	146
Position as at 31 December 2003	1,033	884	149

Noot: B

EIGEN VERMOGEN

	Totaal	Geplaatst kapitaal	Agioreserve	Reserve omrekenings-verschillen	Overige reserves	Onverdeeld resultaat
Stand 31 december 2001	1.085,7	23,4	70,5	177,2	808,4	6,2
Mutaties 2002:						
resultaatbestemming 2001	0	–	–	–	6,2	– 6,2
resultaat 2002	– 160,3	–	–	–	–	– 160,3
valutakoersverschillen	– 122,5	–	–	– 122,5	–	–
uitoefening optierechten	3,5	–	–	–	3,5	–
intrekking aandelen	0	– 1,9	–	–	1,9	–
dividend	– 22,0	–	–	–	– 22,0	–
gerealiseerde koersverschillen	0	–	–	– 5,6	5,6	
Stand 31 december 2002	784,4	21,5	70,5	49,1	803,6	– 160,3
Mutaties 2003:						
resultaatbestemming 2002	0	–	–	–	– 160,3	160,3
resultaat 2003	11,3	–	–	–	–	11,3
valutakoersverschillen	– 91,3	–	–	– 91,3	–	–
intrekking aandelen	0	– 0,2	–	–	0,2	–
dividend	– 22,0	–	–	–	– 22,0	–
gerealiseerde koersverschillen	0	–	–	4,9	– 4,9	–
Stand 31 december 2003	682,4	21,3	70,5	– 37,3	616,6	11,3

AANDELENKAPITAAL

Het maatschappelijk kapitaal bedraagt € 80.015.000 verdeeld in 15.000 prioriteitsaandelen, 40 mln gewone aandelen en 40 mln preferente aandelen, alle aandelen groot € 1. Hiervan was op 31 december 2003 geplaatst 15.000 (alle 15.000 prioriteitsaandelen) plus € 21.323.270 (= 21.323.270 gewone aandelen).

De ontwikkeling van het aantal geplaatste aandelen in 2003 is als volgt:

	Totaal aantal	Prioriteits-aandelen	Gewone aandelen Totaal	Gewone aandelen Uitstaand	Gewone aandelen Ingekocht
Stand 31 december 2002	21.487.066	15.000	21.472.066	21.323.270	148.796
Intrekking ingekochte aandelen	– 148.796	–	–148.796	–	–148.796
Stand 31 december 2003	21.338.270	15.000	21.323.270	21.323.270	0

Na verkregen goedkeuring van de Algemene Vergadering van Aandeelhouders zijn op 11 juli 2003 148.796 gewone aandelen van elk nominaal € 1 ingetrokken, zijnde door de vennootschap ingekochte aandelen ter dekking van onder werknemersoptieregelingen uitstaande verplichtingen, welke verplichtingen zijn vervallen na het per 19 maart 2003 aflopen van het Optieplan 1998.

Note: E

SHAREHOLDERS' EQUITY

	Total	Subscribed share capital	Share premium account	Translation reserve	Other reserves	Unappropriated result
Position as at 31 Dec. 2001	1,085.7	23.4	70.5	177.2	808.4	6.2
Movements 2002:						
result appropriation 2001	0	–	–	–	6.2	– 6.2
result 2002	– 160.3	–	–	–	–	– 160.3
foreign exchange differences	– 122.5	–	–	– 122.5	–	–
execution of option rights	3.5	–	–	–	3.5	–
cancellation of shares	0	– 1.9	–	–	1.9	–
dividend	– 22.0	–	–	–	– 22.0	–
exchange differences realised	0	–	–	– 5.6	5.6	–
Position as at 31 Dec. 2002	784.4	21.5	70.5	49.1	803.6	– 160.3
Movements 2003:						
result appropriation 2002	0	–	–	–	– 160.3	160.3
result 2003	11.3	–	–	–	–	11.3
foreign exchange differences	– 91.3	–	–	– 91.3	–	–
cancellation of shares	0	– 0.2	–	–	0.2	–
dividend	– 22.0	–	–	–	– 22.0	–
exchange differences realised	0	–	–	4.9	– 4.9	–
Position as at 31 Dec. 2003	682.4	21.3	70.5	– 37.3	616.6	11.3

SHARE CAPITAL

The authorised share capital amounts to € 80,015,000 i.e. 15,000 priority shares, 40 million ordinary shares and 40 million preference shares, all of € 1 each. As at 31 December 2003, € 15,000 (all 15,000 priority shares) has been issued as well as € 21,323,270 (ordinary shares 21,323,270).

Movements in issued shares in 2003 were as follows:

	Total number	Priority shares	Ordinary shares		
			Total	Outstanding	Purchased
Position as at 31 December 2002	23,487,066	15,000	21,472,066	21,323,270	148,796
Cancellation purchased shares	– 148,796	–	– 148,796	–	– 148,796
Position as at 31 December 2003	21,338,270	15,000	21,323,270	21,323,270	0

After approval by the General Meeting of Shareholders 148,796 ordinary shares with a nominal value of € 1 each were cancelled on 11 July 2003. These shares had been purchased earlier in order to meet obligations under the employee stock option plans. These obligations do not longer exist as the Option Plan 1998 expired on 19 March 2003.

Noot: In het boekjaar 2003 zijn geen optierechten verleend aan commissarissen, bestuurders of personeel. Evenmin stonden ultimo 2003 optierechten uit. In 2003 zijn geen optierechten uitgeoefend.

Looptijd	Jaar van uitgifte	Uitgegeven opties	Uitstaande rechten per 31 december 2003	Uitstaande rechten per 31 december 2002	Uitoefenkoers
t/m 19 maart 2003	1998	290.184	0	168.056	€ 18,06

AGIORESERVE

De agioreserve kan grotendeels als vrij agio in de zin van de Wet Inkomstenbelasting worden aangemerkt.

RESERVE OMREKENINGSVERSCHILLEN

Dit betreft de cumulatieve valutakoersverschillen die zijn ontstaan bij de omrekening van buitenlandse deelnemingen en vorderingen op en schulden aan deze deelnemingen, voor zover deze vorderingen en schulden een uitbreiding respectievelijk inkrimping vormen van de netto-investering in de buitenlandse deelneming. Tevens worden in deze reserve opgenomen de koersverschillen op leningen in vreemde valuta aangegaan ter afdekking van de netto-investering in buitenlandse deelnemingen. Bij verkoop van een buitenlandse deelneming wordt het cumulatieve koersverschil teruggenomen en verantwoord onder de Overige reserves.

WETTELIJKE RESERVE INGEHOUDEN WINSTEN DEELNEMINGEN

Deze reserve wordt berekend volgens de collectieve methode voor het geheel der deelnemingen. Per 31 december 2003 behoeft geen wettelijke reserve ingehouden winsten deelnemingen te worden aangehouden.

VOORZIENINGEN	**31 december 2003**	31 december 2002
Hieronder zijn de volgende voorzieningen opgenomen:		
Pensioenen en overige gerelateerde verplichtingen	**5**	4
Reorganisatie/non-activiteitsregelingen	**2**	6
Overige	**19**	28
	26	38

Van de voorzieningen zal naar verwachting een bedrag van € 5 mln binnen één jaar worden aangewend.

Voor de toelichting wordt verwezen naar blz. 56.

Note:

In 2003 no option rights have been granted to members of the Supervisory and Executive Board, nor to employees. In 2003 no option rights were exercised.

Expiring	Issued in	Options Issued	Outstanding options as at 31 December 2003	Outstanding options as at 31 December 2002	Exercise price
19 March 2003	1998	290,184	0	168,056	€ 18.06

SHARE PREMIUM ACCOUNT

The share premium account can for the greater part be considered as a free share premium in the sense of the Income Tax Act.

RESERVE FOR TRANSLATION DIFFERENCES

This reserve is related to the accumulated foreign exchange differences that arise when translating foreign participations as well as receivables from and payables to these participations, in so far these receivables and payables form an expansion and reduction, respectively, of the net investment in the foreign participation. In addition, this reserve includes the exchange differences on loans in foreign currencies taken up to hedge the net investment in foreign participations. When a foreign participation is sold, the accumulated exchange difference is released and recognised under Other reserves.

LEGAL RESERVE FOR RETAINED EARNINGS OF PARTICIPATIONS

This reserve is calculated applying the collective method for all investments together. As at 31 December 2003 there is no need for a legal reserve for retained earnings of participations.

PROVISIONS	31 December 2003	31 December 2002
The following provisions are included:		
Pensions and other post retirement benefits	5	4
Reorganisation / early retirement schemes	2	6
Other	19	28
	26	38

It is expected that approximately an amount of € 5 million will be used within one year.

Details are provided on page 57.

Noot: D

LANGLOPENDE SCHULDEN

	31 december 2003	31 december 2002
Langlopende leningen van deelnemingen	**325**	310

Voor de langlopende leningen van deelnemingen zijn geen aflossingsschema's overeengekomen. De rente bedraagt 5,25% (2002: 6,1%).

E

GESCHILLEN EN NIET IN DE BALANS OPGENOMEN VERPLICHTINGEN

Geschillen
Voor de toelichting wordt verwezen naar blz. 58.

Garantieverplichtingen	**31 december 2003**	31 december 2002
De garantieverplichtingen vallen uiteen in:		
Garanties wegens verplichtingen van geconsolideerde deelnemingen	**1**	1
Garantie in verband met TACA claim	**–**	22
Garanties ten behoeve van derden	**9**	13
	10	36

Voor de groepsmaatschappijen Nedlloyd Beheer B.V. en Nedlloyd Interne Dienst B.V. heeft de vennootschap zich uit hoofde van artikel 2:403 lid 1f Burgerlijk Wetboek hoofdelijk aansprakelijk gesteld voor de uit rechtshandelingen van deze rechtspersonen voortvloeiende schulden.
De vermeldingen overeenkomstig artikel 2:379 en 414 Burgerlijk Wetboek zijn gedeponeerd bij het Handelsregister te Rotterdam.

F

AANDEEL IN RESULTAAT DEELNEMINGEN

	2003	2002
Aandeel in resultaten geconsolideerde deelnemingen	**– 9**	– 178
Aandeel in resultaten overige deelnemingen	**5**	2
	– 4	– 176

De vermelde bedragen hebben betrekking op het aandeel van Koninklijke Nedlloyd N.V. in het nettoresultaat.

G

SALDO OVERIGE BATEN EN LASTEN

De bezoldiging van de huidige bestuurder de heer H.H. Meijer was als volgt samengesteld (x € 1):

	2003	2002
Salaris	**585.300**	613.253
Eenmalige vergoeding in verband met (ten dele een achterstand in) pensioentoezegging	**–**	782.306
Bonus	**130.689**	102.490
Pensioenlasten	**93.200**	208.164
Totaal	**809.189**	1.706.213
Ten laste van P&O Nedlloyd Container Line Ltd.	**– 705.010**	– 805.417
Resteert ten laste van de vennootschap	**104.179**	900.796

Note: D

LONG-TERM LIABILITIES

	31 December 2003	31 December 2002
Long-term loans from investments	**325**	310

No redemption schemes have been agreed for long-term loans from investments. Interest on these loans is 5.25% (2002: 6.1%).

E

DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Disputes

Please refer to the explanation on page 59.

Guarantee commitments	**31 December 2003**	31 December 2002
These commitments can be specified as follows:		
Guarantees for liabilities of consolidated participations	**1**	1
Guarantees in respect of TACA claim	**–**	22
Other guarantees on behalf of third parties	**9**	13
	10	36

By virtue of Article 2:403, section 1f, of the Dutch Civil Code, the Company has agreed to be jointly and severally liable for liabilities resulting from transactions concluded by the group companies Nedlloyd Beheer B.V and Nedlloyd Interne Dienst B.V. The statements under Articles 2:379 and 414 of the Dutch Civil Code have been filed with the Trade Register of the Rotterdam Chamber of Commerce.

F

SHARE IN RESULT OF INVESTMENTS

	2003	2002
Share in results of consolidated participations	**– 9**	– 178
Share in results of other participations	**5**	2
	– 4	– 176

The amounts mentioned are related to the share of Royal Nedlloyd N.V. in the net results.

G

OTHER INCOME AND EXPENSES

Remuneration of the current member of the Executive Board Mr H.H. Meijer was composed as follows (x € 1):

	2003	2002
Salary	**585,300**	613,253
Non recurring allowance concerning (in part backlog) pension commitments	**–**	782,306
Bonus	**130,689**	102,490
Pension costs	**93,200**	208,164
Total	**809,189**	1.706,213
Charged to P&O Nedlloyd Container Line Ltd.	**– 705,010**	– 805,417
Remains for the account of the Company	**104,179**	900,796

De huidige bestuurder de heer Meijer en de voormalig bestuurder de heer Berndsen is in 2002 respectievelijk in 2001 een uitkering ineens in het vooruitzicht gesteld indien voor ultimo 2005 een strategische transactie met betrekking tot P&O Nedlloyd tot stand komt. Bij de doorgang van de voorgenomen transactie zullen de lasten hiervan in 2004 genomen worden.

In het verslagjaar is een bedrag van € 111.912 (2002 : € 112.055) ten laste van de vennootschap gekomen voor de bezoldiging van commissarissen en voormalige commissarissen. Dit bedrag is als volgt samengesteld (x € 1):

	2003	2002
O.H.A. van Royen	**-**	9.512
A.H. Land	**34.228**	28.420
L.J.M. Berndsen	**29.228**	23.978
R. Hazelhoff	**-**	7.242
Mw N. Kroes	**24.228**	20.969
H.-G. Pohl	**-**	7.242
H.B. van Wijk	**24.228**	14.692

Totaal bezit aan Koninklijke Nedlloyd N.V. effecten en opties op 31 december 2003:

Raad van Bestuur
H.H. Meijer: 55.514 gewone aandelen

Raad van Commissarissen
geen effecten en opties

In het verslagjaar zijn aan de bestuurder en aan de commissarissen geen opties toegekend. De leden van de Raad van Bestuur en Raad van Commissarissen hebben geen personeelsoptierechten.

Er bestaan geen zakelijke relaties tussen de vennootschap en haar commissarissen.

Rotterdam, 3 maart 2004

De Raad van Commissarissen

A.H. Land
L.J.M. Berndsen
Mw N. Kroes
H.B. van Wijk

De Raad van Bestuur

H.H. Meijer

The current member of the Executive Board Mr Meijer and the former member of the Executive Board Mr Berndsen will be granted a lumpsum payment (pursuant to agreements entered in 2002 and 2001 respectively) if before the end of 2005 a strategic transaction in relation to P&O Nedlloyd is realised. If the anticipated transaction is effectuated the charges will be taken in 2004.

An amount of € 111,912 (2002: € 112,055) was charged to the result of the Company for the year in respect of remuneration to members and former members of the Supervisory Board. This amount was composed as follows (x € 1):

	2003	2002
O.H.A. van Royen	-	9,512
A.H. Land	**34,228**	28,420
L.J.M. Berndsen	**29,228**	23,978
R. Hazelhoff	-	7,242
Mrs N. Kroes	**24,228**	20,969
H.-G. Pohl	-	7,242
H.B. van Wijk	**24,228**	14,692

Ownership of Royal Nedlloyd N.V. securities and options as at 31 December 2003:

Executive Board	
H.H. Meijer:	55,514 ordinary shares.
Supervisory Board	no shares and no option rights.

In the year under review options were granted neither to the member of the Executive Board nor to the members of the Supervisory Board. The members of the Supervisory Board have no employee option rights

There are no commercial relationships between the Company and the members of the Supervisory Board.

Rotterdam, 3 March 2004

The Supervisory Board

A.H. Land
L.J.M. Berndsen
Mrs N. Kroes
H.B. van Wijk

The Executive Board

H.H. Meijer

Accountantsverklaring

OPDRACHT

Wij hebben de jaarrekening 2003 van Koninklijke Nedlloyd N.V. te Rotterdam gecontroleerd. De jaarrekening is opgesteld onder verantwoordelijkheid van de leiding van de vennootschap. Het is onze verantwoordelijkheid een accountantsverklaring inzake de jaarrekening te verstrekken.

WERKZAAMHEDEN

Onze controle is verricht overeenkomstig in Nederland algemeen aanvaarde richtlijnen met betrekking tot controleopdrachten. Volgens deze richtlijnen dient onze controle zodanig te worden gepland en uitgevoerd, dat een redelijke mate van zekerheid wordt verkregen dat de jaarrekening geen onjuistheden van materieel belang bevat. Een controle omvat onder meer een onderzoek door middel van deelwaarnemingen van informatie ter onderbouwing van de bedragen en de toelichtingen in de jaarrekening. Tevens omvat een controle een beoordeling van de grondslagen voor financiële verslaggeving die bij het opmaken van de jaarrekening zijn toegepast en van belangrijke schattingen die de leiding van de vennootschap daarbij heeft gemaakt, alsmede een evaluatie van het algehele beeld van de jaarrekening. Wij zijn van mening dat onze controle een deugdelijke grondslag vormt voor ons oordeel.

OORDEEL

Wij zijn van oordeel dat de jaarrekening een getrouw beeld geeft van de grootte en de samenstelling van het vermogen op 31 december 2003 en van het resultaat over 2003 in overeenstemming met in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving en voldoet aan de wettelijke bepalingen inzake de jaarrekening, zoals opgenomen in Titel 9 Boek 2 BW.

Rotterdam, 3 maart 2004

KPMG Accountants N.V.

Auditors' report

INTRODUCTION

We have audited the 2003 financial statements of Royal Nedlloyd N.V. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the Company as of 31 December 2003 and of the result for the year then ended in according with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of The Netherlands Civil Code.

Rotterdam, 3 March 2004

KPMG Accountants N.V.

Gebeurtenissen na balansdatum

Op 2 februari 2004 hebben Koninklijke Nedlloyd N.V. en The Peninsular and Oriental Steam Navigation Company (P&O) bekendgemaakt dat Nedlloyd 100% eigenaar zal worden van P&O Nedlloyd. Koninklijke Nedlloyd zal na afronding van de transactie worden omgedoopt in Koninklijke P&O Nedlloyd N.V.

Nedlloyd zal aan P&O een bedrag van ongeveer € 215 mln in contanten betalen, ter gedeeltelijke financiering waarvan Nedlloyd een claimemissie ter grootte van € 190 mln zal uitgeven. P&O zal tevens een belang van 25% in Koninklijke P&O Nedlloyd verkrijgen.

De transactie dient te worden goedgekeurd door de aandeelhouders van Nedlloyd en P&O en door de mededingingsautoriteiten. Verder is zij afhankelijk van de voltooiing van de claimemissie en de toelating tot de notering van de nieuwe aandelen die op basis van de claimemissie en aan P&O worden uitgegeven door Euronext.

In het kader van deze transactie is een Informatie Memorandum de dato 8 maart 2004 uitgegeven, waarin uitvoerige gegevens inzake de vennootschap en haar onderneming zijn opgenomen. Dit memorandum is verkrijgbaar via de website van de vennootschap.

Het volgende organigram laat de nieuwe structuur zien.



Koninklijke Nedlloyd aandeelhouders*
Royal Nedlloyd Shareholders*
P&O
75%
25%
Koninklijke P&O Nedlloyd N.V.
Royal P&O Nedlloyd N.V.
50%
100%
Martinair
P&O Nedlloyd

* Na claimemissie.
* Post Rights Offering.

Developments after balance-sheet date

On 2 February 2004, Royal Nedlloyd N.V. and The Peninsular & Oriental Steam Navigation Company ("P&O") announced that agreement had been reached for P&O Nedlloyd to become wholly owned by Royal Nedlloyd. Royal Nedlloyd N.V. will be renamed Royal P&O Nedlloyd N.V. upon completion of the transaction.

Nedlloyd will pay P&O an amount of around € 215 million in cash which will in part be funded from a Rights Offering, for which Nedlloyd will issue a Rights Offering amounting € 190 million. P&O will also have a 25% interest in Royal P&O Nedlloyd.

The transaction is subject to approval by the shareholders of Royal Nedlloyd and P&O and by the competition authorities, as well as completion of the Rights Offering, regulatory approvals and admission of the Rights Offering shares and the shares that are to be issued to P&O for listing on Euronext Amsterdam.
With regard to this transaction an Information Memorandum dated 8 March 2004 has been published, containing comprehensive data regarding the Company and its business.
This memorandum is available through the Company's website.

The organisational chart on page 76 shows the new structure.

Bepalingen inzake de winstverdeling conform artikel 18 van de statuten

De winstbestemming vindt plaats overeenkomstig het bepaalde in artikel 18 van de statuten van de vennootschap. Daarin wordt onder meer bepaald, dat het gedeelte van de winst dat resteert na uitkering van dividend op de prioriteitsaandelen en de preferente aandelen en reservering door de vergadering van houders van prioriteitsaandelen, ter beschikking is van de Algemene Vergadering van Aandeelhouders voor uitkering aan de houders van gewone aandelen.

Het dividend op de prioriteitsaandelen, maximaal 6% over het nominale bedrag van deze aandelen, is cumulatief preferent. Het dividend op de preferente aandelen zal, indien en voorzover de winst over enig boekjaar uitkering daarvan niet toelaat, worden uitgekeerd ten laste van het uitkeerbare deel van het eigen vermogen van de vennootschap.

Winstreservering

(x € mln)	**2003**	2002
Nettoresultaat	**11**	– 160
Toevoeging/Onttrekking aan de algemene reserves	**– 11**	160
	0	0

Het dividend op de prioriteitsaandelen bedraagt € 0,04 per aandeel (in totaal € 600). Ingevolge het bepaalde in artikel 18 lid 3 (a) van de statuten van de vennootschap zal uit de winst alsnog het over 2002 ontbrekende dividend ter grootte van € 0,06 per aandeel (in totaal € 900) worden uitgekeerd. Overeenkomstig het daartoe door de Raad van Bestuur met instemming van de Raad van Commissarissen gedane voorstel heeft de vergadering van houders van prioriteitsaandelen besloten het gehele daarna resterende bedrag te reserveren, zodat geen winst ter beschikking van de Algemene Vergadering van Aandeelhouders staat.

Noot: Voorgesteld wordt een uitkering op de gewone aandelen ten laste van de reserves van € 1 per aandeel.

Regulations concerning the appropriation of profit under article 18 of the articles of association

Appropriation of profit takes place in accordance with Article 18 of the Company's Articles of Association. This Article stipulates that priority shares and preference shares will have the first claim on dividends, following which the Meeting of Holders of Priority Shares will determine whether an amount and, if so, what amount will be added to the reserves. The remaining part of the profit shall be available to the General Meeting of Shareholders for dividend payment to holders of ordinary shares.

Dividends on priority shares, not to exceed 6% of the nominal value of these shares, is cumulatively preferential. Dividends on preference shares, if and in so far as the profit for any financial year is insufficient for payment, shall be paid and charged to the distributable part of the Company's equity.

Profit withholding

(x € million)	**2003**	2002
Net result	**11**	– 160
Added to/Withdrawn from the general reserves	**– 11**	160
	0	0

The dividend for the priority shares amounts to € 0.04 per share (totalling € 600).

In accordance with Article 18, paragraph 3 (a) of the Company's Articles of Association the omitted 2002 dividend in the amount of € 0.06 per share (totalling € 900) will be paid cumulatively out of the 2003 profits.

Pursuant to the proposal submitted by the Executive Board with the consent of the Supervisory Board, the meeting of Priority Shareholders decided to withhold the subsequently outstanding full amount. In consequence, no profits will be put at the disposal of the General Meeting of Shareholders.

Note: Payment of € 1 per ordinary share is proposed, to be charged to the reserves.

Bijzondere statutaire rechten inzake zeggenschap

PRIORITEITSAANDELEN

De 15.000 prioriteitsaandelen, elk groot € 1, behoren toe aan Beheerstichting Koninklijke Nedlloyd te Rotterdam. Het bestuur van de stichting wordt gevormd door de heren A.H. Land, voorzitter, L.J.M. Berndsen, H.B. van Wijk, H.H. Meijer, J.M.M. Maeijer, Th. Quené en J.J. van Rijn.

Naar het gezamenlijke oordeel van Koninklijke Nedlloyd N.V. en de hiervoor genoemde natuurlijke personen kan niet meer dan de helft van het aantal stemmen dat in vergaderingen van Beheerstichting Koninklijke Nedlloyd, direct of indirect, kan worden uitgebracht, worden uitgeoefend door personen die tevens bestuurder zijn van Koninklijke Nedlloyd N.V.

Aan de vergadering van houders van prioriteitsaandelen zijn de volgende rechten en bevoegdheden toegekend (de verwijzingen zijn naar artikelen van de statuten van de vennootschap):

a. Goedkeuring van besluiten van de Raad van Bestuur tot:
   - uitgifte van aandelen (art. 4 lid 1);
   - opvraging van verdere storting op preferente aandelen (art. 4 lid 3);
   - het verrichten van rechtshandelingen in verband met het nemen en verkrijgen van en het inbrengen op aandelen als vermeld in artikel 4 lid 6;
   - beperking of uitsluiting van het voorkeursrecht op gewone aandelen (art. 4 lid 8);
   - vervreemding van door de vennootschap gehouden eigen aandelen (art. 5 lid 1);
   - besluit tot vermindering van het geplaatste kapitaal (art. 6 lid 1);
   - overdracht van prioriteitsaandelen (art. 9 lid 1);
   - verkrijging van aandelen in en uitgifte en verkrijging van schuldbrieven ten laste van de vennootschap (art. 15 lid 2);
   - wijziging van de statuten of ontbinding van de vennootschap (art. 32 lid 1).

b. Vaststelling van het aantal leden van de Raad van Commissarissen en de Raad van Bestuur (art. 11 lid 1).

c. Reservering van winst en beschikking over reserves alsmede een cumulatief preferent recht op uitkering van winst (art. 18 lid 3 en 4).

Noot: In een op 23 maart 2004 te houden Buitengewone Algemene Vergadering van Aandeelhouders zal een statutenwijziging worden voorgesteld onder meer inhoudende conversie van de prioriteitsaandelen in gewone aandelen met ingang van de datum van uitvoering van een transactie door de vennootschap met the Peninsular and Oriental Steam Navigation Company ("P&O") tot verwerving van alle door P&O gehouden aandelen in P&O Nedlloyd Container Line Ltd. en P&O Nedlloyd B.V.

PREFERENTE AANDELEN

Ingevolge de Slotbepaling van de Statuten is de Raad van Bestuur voor een periode eindigend, behoudens verlenging door de Algemene Vergadering van Aandeelhouders, op 16 juni 2005 aangewezen als bevoegd orgaan om te besluiten tot uitgifte – daaronder begrepen het verlenen van rechten tot het nemen – van de nog niet geplaatste preferente aandelen ten belope van het gehele kapitaal aan gewone aandelen, zoals dit thans geplaatst is of in de toekomst geplaatst zal zijn.

Tussen de vennootschap en de Stichting Preferente Aandelen Koninklijke Nedlloyd is een call-optieovereenkomst gesloten. Deze overeenkomst geeft de stichting het recht preferente aandelen in het kapitaal van de vennootschap te nemen tot een maximum van zoveel preferente aandelen in het kapitaal van de vennootschap als het aantal gewone aandelen dat ten tijde van het uitoefenen van de optie is geplaatst, derhalve voor niet meer dan 100%. Indien vervolgens nieuwe gewone aandelen worden uitgegeven, kan de stichting telkens wederom van haar recht gebruikmaken tot het in de vorige zin genoemde maximum. Bij het nemen van de preferente aandelen dient daarop ten minste 25% van het nominale bedrag te worden gestort.

Het bestuur van de stichting wordt gevormd door de heren J.F.M. Peters, voorzitter, S.C.J.J. Kortmann, C.J. de Swart, A.P. Timmermans en L.J.M. Berndsen.

Particular rights of control under the articles of association

PRIORITY SHARES

The 15,000 priority shares of € 1 each are held by Beheerstichting Koninklijke Nedlloyd, Rotterdam, The Netherlands. Messrs A.H. Land (Chairman), L.J.M. Berndsen, H.B. van Wijk, H.H. Meijer, J.M.M. Maeijer, Th. Quené and J.J. van Rijn form the seven-member Board of the Beheerstichting.

By the common view of Royal Nedlloyd N.V. and the aforementioned individuals, no more than half the number of votes that can be cast, directly or indirectly, in meetings of Beheerstichting Koninklijke Nedlloyd, can be exercised by persons who are also Managing Directors of Royal Nedlloyd N.V.

The Meeting of Holders of Priority Shares has been assigned the following rights and powers (reference is made to the Company's Articles of Association):

a. Approval of Executive Board decisions as to:
   - issue of shares (Art. 4, par. 1);
   - calling up further payments on preference shares (Art. 4, par. 3);
   - performance of legal acts related to the subscription and acquisition of shares and the contribution for shares as stipulated under Article 4, paragraph 6;
   - restriction or exclusion of pre-emptive rights to ordinary shares (Art. 4, par. 8);
   - alienation of shares held by the Company in its own capital (Art. 5, par. 1);
   - decision to reduce the issued share capital (Art. 6, par. 1);
   - transfer of priority shares (Art. 9, par. 1);
   - acquisition of shares in and issue and acquisition of debt instruments payable by the Company (Art. 15, par. 2);
   - amendments to the Articles of Association or dissolution of the Company (Art. 32, par. 1).

b Determination of the number of Supervisory Board and Executive Board members. (Art. 11, par. 1).

c. Retention of profits and disposal of the reserves as well as cumulative preferential rights to the distribution of profits. (Art. 18, paragraphs 3 and 4).

Note: At an Extraordinary General Meeting of Shareholders to be held on 23 March 2004 an Amendment to the Articles of Association will be put forward proposing among other things conversion of the priority shares into ordinary shares taking effect on the date of implementation of a transaction by the Company with the Peninsular and Oriental Steam Navigation Company ("P&O") for the acquisition of all P&O shares in P&O Nedlloyd Container Line Ltd. and P&O Nedlloyd B.V.

PREFERENCE SHARES

Pursuant to the final provision in the Articles of Association, the Executive Board has been appointed for a term ending on 16 June 2005 subject to extension by the General Meeting of Shareholders, as the competent authority to decide to issue – and grant rights to subscribe for – preference shares not yet issued up to the amount of the entire ordinary share capital as it is currently issued or will be issued in the future.

The Company and the Stichting Preferente Aandelen Koninklijke Nedlloyd (Foundation Royal Nedlloyd Preference Shares) have concluded a call-option agreement. Under this agreement the Foundation is entitled to subscribe for preference shares in the Company's capital up to a maximum number equal to the number of ordinary shares issued at the moment the option is exercised, i.e. for no more than 100%. Should, subsequently, new ordinary shares be issued, the Foundation can exercise its right again up to aforementioned maximum. When subscribing for preference shares, at least 25% of the nominal value should be paid-up.

The Foundation's Board is formed by Messrs J.F.M. Peters (Chairman), S.C.J.J. Kortmann, C.J. de Swart, A.P. Timmermans and L.J.M. Berndsen.

Naar het gezamenlijke oordeel van Koninklijke Nedlloyd N.V. en de hiervoor genoemde natuurlijke personen is voldaan aan de ten aanzien van de onafhankelijkheid van de bestuurders van de Stichting Preferente Aandelen Koninklijke Nedlloyd gestelde eisen als bedoeld in Bijlage X bij het Fondsenreglement van Euronext Amsterdam N.V.

Noot: In een op 23 maart 2004 te houden Buitengewone Algemene Vergadering van Aandeelhouders zal een statutenwijziging worden voorgesteld onder meer inhoudende intrekking van het recht tot uitgifte van preferente aandelen met ingang van de datum van uitvoering van een transactie door de vennootschap met the Peninsular and Oriental Steam Navigation Company ("P&O") tot verwerving van alle door P&O gehouden aandelen in P&O Nedlloyd Container Line Ltd. en P&O Nedlloyd B.V.

By the common view of Royal Nedlloyd N.V. and aforementioned individuals the requirements have been met as to the independence of the Foundation's Board members as defined in Annexure X to the Rules relating to Securities of Euronext Amsterdam, The Netherlands.

Note: At an Extraordinary General Meeting of Shareholders to be held on 23 March 2004 an Amendment to the Articles of Association will be put forward proposing among other things withdrawal of the right to issue preference shares taking effect on the date of implementation of a transaction by the Company with the Peninsular and Oriental Steam Navigation Company ("P&O") for the acquisition of all P&O shares in P&O Nedlloyd Container Line Ltd. and P&O Nedlloyd B.V.

VERSLAG VAN DE COMMISSIE VAN AANDEELHOUDERS VAN KONINKLIJKE NEDLLOYD N.V.

Over de periode 8 mei 2003 tot 3 maart 2004

De Algemene Vergadering van Aandeelhouders heeft in haar vergadering van 8 mei 2003 een Commissie van Aandeelhouders benoemd. Zij heeft aan deze Commissie voor twee jaar de bevoegdheden overgedragen die haar bij de wet zijn toegekend dan wel opgelegd in verband met de benoeming en het ontslag van leden van de Raad van Commissarissen en van de Raad van Bestuur. Deze bevoegdheden zijn genoemd in de artikelen 11 en 16 van de statuten. Ondergetekenden zijn als lid van uw Commissie aangewezen.

De Commissie van Aandeelhouders heeft aan haar opdracht voldaan overeenkomstig het reglement dat uw vergadering in 1995 heeft vastgesteld en in 2003 heeft gewijzigd.

De Commissie heeft in december 2003 bericht ontvangen dat er per 6 mei 2004 een vacature in de Raad van Commissarissen ontstaat doordat mevrouw Kroes dan volgens rooster aftreedt. In dit bericht is een voorstel gedaan dat rekening houdt met de cruciale fase waarin de vennootschap op dat moment verkeert.
Voordat de Commissie op de voorstellen kon ingaan, zijn de nieuwe plannen omtrent de "reverse listing" bekendgemaakt.
Indien de "reverse listing" gerealiseerd wordt, zal de meerderheid van de werknemers binnen het concern werkzaam zijn buiten Nederland. Daarmee vervalt de verplichting tot toepassing van de structuurregeling. De Commissie heeft vernomen dat het niet in de bedoeling ligt de structuurregeling op vrijwillige basis te handhaven.

Met het afschaffen van de structuurregeling vervalt de wettelijke basis voor het bestaan van de Commissie van Aandeelhouders. Tegen die achtergrond heeft de Commissie weliswaar begin maart 2004 met belangstelling geluisterd naar een uiteenzetting over de plannen, maar zij heeft zich uiteraard onthouden van actieve zeggenschap met betrekking tot de samenstelling van de nieuwe Board of Directors.

Wij danken uw vergadering voor het in ons gestelde vertrouwen.

Rotterdam, 3 maart 2004

H.J.M. van Boxtel, voorzitter
S.J. Eelkman Rooda
F.J.J. Lucassen
M.H.C. Nikkels-Evelein
P.P.F. de Vries

REPORT OF THE COMMITTEE OF SHAREHOLDERS OF ROYAL NEDLLOYD N.V.

Concerning the period 8 May 2003 - 3 March 2004

On 8 May 1999, the Annual General Meeting of Shareholders installed a Committee of Shareholders. For periods of two years the Committee has been delegated certain powers granted or enforced by law and related to appointing and resigning members of the Supervisory and Executive Boards. These powers are stated in Article 11 and Article 16 of the Nedlloyd Articles of Association. The undersigned have been designated as members of your Committee.

The Committee of Shareholders carried out its assignment with due observance of the Regulations your Meeting adopted in 1995 and which it amended in 2003.

In December 2003, the Committee was informed of the Supervisory Board vacancy that would occur as of 6 May 2004, due to the scheduled resignation of Mrs Kroes.
In that notice, a proposal was made for the reappointment of Mrs Kroes, in consideration of the Company's critical phase of development.
Before the Committee could pursue this proposal in greater depth, plans for the "reverse listing" of P&O Nedlloyd were announced.
Following the intended "reverse listing," the Company's obligatory status under the Dutch structure regime will cease, as the majority of staff will be employed outside of the Netherlands.

As a consequence of the intended abolition of the structure regime, the legal status of the Committee of Shareholders will no longer apply. For this reason, while giving close scrutiny to the plans announced at the beginning of March 2004, the Committee withdrew from active deliberations with respect to the composition of the Board of Directors of the new company.

We extend our thanks to your Meeting for placing its trust in us.

Rotterdam, 3 March 2004

H.J.M. van Boxtel, Chairwoman
S.J. Eelkman Rooda
F.J.J. Lucassen
M.H.C. Nikkels-Evelein
P.P.F. de Vries

Geconsolideerde winst- en verliesrekening
(x € 1 mln)

	2003	2002	2001
Totaal bedrijfslasten	**0**	– 4	– 6
Bedrijfsresultaat	**0**	– 4	– 6
Opbrengst van financiële vaste activa	**9**	– 160	5
Rentebaten	**2**	4	7
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**11**	– 160	6
Belastingen	**–**	–	–
Resultaat uit gewone bedrijfsuitoefening na belastingen	**11**	– 160	6
Buitengewoon resultaat na belasting	**–**	–	–
Groepsresultaat na belastingen	**11**	– 160	6
Aandeel derden	**–**	–	–
Nettoresultaat	**11**	– 160	6

Geconsolideerde balans
(x € 1 mln)

	2003	2002	2001
Vaste activa	**642**	727	1.010
Vlottende activa	**79**	112	150
Totaal activa	**721**	839	1.160
Eigen vermogen	**682**	784	1.086
Groepsvermogen	**682**	784	1.086
Garantievermogen	**682**	784	1.086
Voorzieningen	**28**	44	56
Overige kortlopende schulden	**11**	11	18
Totaal passiva	**721**	839	1.160
Werkzaam vermogen ultimo [1]	**636**	722	999
Boekwaarde financiële vaste activa	**641**	726	1.009
Materiële vaste activa			
Investeringen	**0**	0	0
Afschrijvingen	**0**	0	0

Geconsolideerd kasstroomoverzicht
(x € 1 mln)

	2003	2002	2001
Netto-operationele kasstroom	**– 12**	– 18	57
Investeringskasstroom	**2**	0	11
Financieringskasstroom	**– 22**	– 19	– 47
Saldo kasstromen	**– 32**	– 37	21

	2003	2002	2001
Aandelen			
Aantal gewone aandelen gemiddeld (x 1.000)	**21.397**	22.431	23.396
Aantal gewone aandelen ultimo (x 1.000)	**21.323**	21.472	23.406
Aantal uitstaande gewone aandelen gemiddeld (x 1.000)	**21.323**	21.277	22.560
Aantal uitstaande aandelen ultimo (x 1.000)	**21.323**	21.323	21.105
Per uitstaand gewoon aandeel van € 1 nominaal:			
Nettoresultaat [1]	**0,52**	– 7,52	0,27
Resultaat uit gewone bedrijfsuitoefening voor belasting	**0,52**	– 7,52	0,27
Dividend	**1,00**	1,00	1,00
Eigen vermogen [1]	**31,98**	36,77	51,46
Koers-winstverhouding [1]	**58,63**	neg.	57,41
Ratio's			
Resultaat uit gewone bedrijfsuitoefening voor belastingen in % gemiddeld eigen vermogen	**1,5**	– 17,1	0,6
Nettoresultaat in % gemiddeld eigen vermogen	**1,5**	– 17,1	0,6
Groepsvermogen in % balanstotaal	**94,6**	93,4	93,6
Garantievermogen in % balanstotaal	**94,6**	93,4	93,6
Vlottende activa in % kortlopende schulden	**718,2**	1018,2	833,3
Personeel*			
Eigen personeelsleden ultimo	**23**	27	70
Gemiddeld aantal eigen personeelsleden	**25**	49	72
Gemiddeld aantal FTE's eigen personeelsleden [1]	**20**	43	67
Personeelskosten (x € 1 mln)	**1**	2	5

* *Inclusief Nedlloyd Interne Dienst B.V.*

[1] *Zie definities.*

Definities:

Werkzaam vermogen	=	materiële vaste activa + financiële vaste activa + werkkapitaal
Werkkapitaal	=	voorraden + vorderingen – overige kortlopende schulden
Nettoresultaat per aandeel	=	nettoresultaat : gemiddeld aantal uitstaande gewone aandelen
Eigen vermogen per aandeel	=	eigen vermogen : aantal uitstaande gewone aandelen ultimo
Koers-winstverhouding	=	koers ultimo : nettoresultaat per aandeel
FTE	=	Full Time Equivalent (aantal medewerkers omgerekend naar voltijd dienstverband)
Netto kas	=	Eigen vermogen – joint venture P&O Nedlloyd – 50% belang in Martinair

THREE YEARS NEDLLOYD

	2003	2002	2001
Consolidated profit and loss account			
(x € 1 million)			
Total operating expenses	**0**	– 4	– 6
Operating result	**0**	– 4	– 6
Income from investments	**9**	– 160	5
Interest income	**2**	4	7
Result on ordinary activities before taxation	**11**	– 160	6
Taxation	**–**	–	–
Result on ordinary activities after taxation	**11**	– 160	6
Extraordinary result after taxation	**–**	–	–
Group result after taxation	**11**	– 160	6
Minority interests	**–**	–	–
Net result	**11**	– 160	6

	2003	2002	2001
Consolidated balance sheet			
(x € 1 million)			
Fixed assets	**642**	727	1,010
Current assets	**79**	112	150
Total assets	**721**	839	1,160
Shareholders' equity	**682**	784	1,086
Group equity	**682**	784	1,086
Risk-bearing funds	**682**	784	1,086
Provisions	**28**	44	56
Other short-term liabilities	**11**	11	18
Total liabilities	**721**	839	1,160
Capital employed at year end [1]	**636**	722	999
Book value investments	**641**	726	1,009
Tangible fixed assets:			
Capital expenditure	**0**	0	0
Depreciation	**0**	0	0

	2003	2002	2001
Consolidated cash flow statement			
(x € 1 million)			
Net operational cash flow	**– 12**	– 18	57
Investment cash flow	**2**	0	11
Financing cash flow	**– 22**	– 19	– 47
Cash flow balance	**– 32**	– 37	21

	2003	2002	2001
Shares			
Number of ordinary shares, average (x 1,000)	**21,397**	22,431	23,396
Number of ordinary shares, year end (x 1,000)	**21,323**	21,472	23,406
Average number of ordinary shares outstanding (x 1,000)	**21,323**	21,277	22,560
Number of ordinary shares outstanding (x 1,000)	**21,323**	21,323	21,105
Per ordinary share outstanding € 1 nominal:			
Net result [1]	**0,52**	– 7.52	0.27
Result on ordinary activities before taxation	**0,52**	– 7.52	0.27
Dividend	**1,00**	1.00	1.00
Shareholders' equity [1]	**31,98**	36.77	51.46
Price / earnings ratio [1]	**58,63**	neg.	57.41
Ratios			
Result on ordinary activities before taxation as a % of shareholders' equity	**1,5**	– 17.1	0.6
Net result as a % of average shareholders' equity	**1,5**	– 17.1	0.6
Group equity as a % of balance sheet total	**94,6**	93.4	93.6
Risk-bearing funds as a % of balance sheet total	**94,6**	93.4	93.6
Current assets as a % of current liabilities	**718,2**	1018.2	833.3
Staff*			
Number of staff at year end	**23**	27	70
Average number of staff	**25**	49	72
Average number of FTEs [1]	**20**	43	67
Staff expenses (x € 1 million)	**1**	2	5

* Inclusive Nedlloyd Interne Dienst B.V.
[1] See definitions.

Definitions:

Capital employed	=	tangible fixed assets + investments + working capital
Working capital	=	stocks + receivables – current liabilities
Net result per share	=	net result : average number of ordinary shares outstanding
Shareholders' equity per share	=	shareholders' equity : number of ordinary shares outstanding at year end
Price / earnings ratio	=	share price at year end : net result per share
FTE	=	full-time equivalent (number of staff calculated into full-time employment)
Net Cash	=	Shareholders' equity – joint venture P&O Nedlloyd – 50% participation Martinair

Koninklijke Nedlloyd N.V. / Royal Nedlloyd N.V.
Boompjes 40 – 3011XB Rotterdam
P.O. Box 487 – 3000 AL Rotterdam
The Netherlands
Telephone: +31 (0)10 – 400 71 11
Internet: www.nedlloyd.com

NIET-GECONSOLIDEERDE DEELNEMINGEN / NON-CONSOLIDATED PARTICIPATIONS

P&O Nedlloyd Container Line Ltd. **50%**

Hoofdkantoor: / Headquarters:
Beagle House, Braham Street
London E1 8EP
United Kingdom
Telephone: +44 (20) – 7441 10 00
Internet: www.ponl.com

Kantoor in Nederland: / Office in The Netherlands:
Boompjes 40 – 3011XB Rotterdam
P.O. Box 240 – 3000 DH Rotterdam
The Netherlands
Telephone: +31 (0)10 – 400 61 11

Martinair Holland N.V. **50%**
P.O. Box 7507
1118 ZG Schiphol, The Netherlands
Telephone: +31 (0)20 – 601 12 22
Internet: www.martinair.com

Colofon

Vormgeving: GroenDesign, Vlaardingen
Fotografie: Ben Wind
Zetwerk en druk:
PlantijnCasparie Capelle a/d IJssel
Afwerking:
Boekbinderij Epping - van der Linden

Dit verslag is gedrukt op chloorarm papier.

Colophon

Design: GroenDesign, Vlaardingen
Photography: Ben Wind
Typesetting and printing:
PlantijnCasparie Capelle a/d IJssel
Binding:
Bindery Epping - van der Linden

This report was printed on low chlorine paper.

Nedlloyd

Boompjes 40
3011 XB Rotterdam
The Netherlands